UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              METALDYNE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   574670 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Douglas S. Ellenoff, Esq.
                              Martin R. Bring, Esq.
                         Ellenoff Grossman & Schole LLP
                              370 Lexington Avenue,
                               New York, NY 10017
                                 (212) 370-1300
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 31, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                       OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         21,425,931(a)
          SHARES
          BENEFICIALLY           -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              None
          REPORTING
          PERSON WITH            -----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER
                                            21,425,931(a)

                                 -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   21,425,931(a)

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

--------------------------------------------------------------------------------

----------
(a) By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      50.0%

    (subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

                                       HC

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HIP SIDE-BY-SIDE PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                       OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         1,211,173(a)
          SHARES
          BENEFICIALLY           -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              None
          REPORTING
          PERSON WITH            -----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER
                                            1,211,173(a)

                                 -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,211,173(a)

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

--------------------------------------------------------------------------------

----------
(a) Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.8%

    (subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                       OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         244,920(a)
          SHARES
          BENEFICIALLY           -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              None
          REPORTING
          PERSON WITH            -----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER
                                            244,920(a)

                                 -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    244,920(a)

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

--------------------------------------------------------------------------------

----------
(a) Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.6%

    (subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                       OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         47,654(a)
          SHARES
          BENEFICIALLY           -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              None
          REPORTING
          PERSON WITH            -----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER
                                            47,654(a)

                                 -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     47,654(a)

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

--------------------------------------------------------------------------------

----------
(a) Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.1%

    (subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HEARTLAND INDUSTRIAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                       OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         19,922,184(a)
          SHARES
          BENEFICIALLY           -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              None
          REPORTING
          PERSON WITH            -----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER
                                            19,922,184(a)

                                 -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   19,922,184(a)

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

--------------------------------------------------------------------------------

----------
(a) Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C. and also by virtue of being the sole member of MIF I (as defined below).

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      46.5%

    (subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

      The information contained in this Amendment No. 4 corrects, supplements and amends information contained in the following items of Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (collectively, the "Schedule 13D") filed by the Reporting Heartland Entities (as defined below) relating to common stock, par value $1.00 per share ("Common Stock"), of Metaldyne Corporation, a Delaware corporation ("Metaldyne" or "the Company").

      This Amendment No. 4 is being filed jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), HIP Side-by-Side Partners, L.P., a Delaware limited partnership ("HIP Side LP"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership ("HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIP Side LP, HIPFF and HIPC1, the "Reporting Heartland Entities").

      This Amendment No. 4 is being filed to correct, supplement and amend Items 4 and 5 of the Schedule 13D.

Item 4. Purpose of the Transaction.

            Item 4 is hereby amended by adding the following:

                  (a)   Agreement and Plan of Merger

                  The Company previously announced that it has entered into an Agreement and Plan of Merger, dated as of August 31, 2006 (the "Merger Agreement") by and among Metaldyne, Asahi Tec Corporation, a Japanese corporation ("Asahi Tec"), and Argon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Asahi Tec ("Acquisition Sub"), pursuant to which Acquisition Sub will merge into Metaldyne (the "Merger"). Metaldyne, as the surviving corporation of the Merger, will become a wholly owned subsidiary of Asahi Tec and will cease to be a Reporting Company under the Securities and Exchange Act of 1934.

                  Asahi Tec solicited consents from HIA on behalf of certain of the Reporting Heartland Entities and such Reporting Heartland Entities executed written consents to approve the Merger. The Company has announced that the necessary stockholder approval for the Merger has been obtained.

                  Under the terms of the Merger Agreement, at the effective time of the Merger, each share of Common Stock owned by those of the Company's common stockholders that are currently party to a Metaldyne shareholders agreement (defined for these purposes as, the "Principal Company Stockholders"), to which certain of the Reporting Heartland Entities are a party, will be converted into the right to receive $2.1833 in cash, without interest. Each share of Common Stock held by persons that are not Principal Company Stockholders, (the "3% Minority Stockholders") (other than shares owned by Asahi Tec, Acquisition Sub,

Metaldyne or any of their respective subsidiaries and shares ("Dissenting Shares") as to which Common Stockholders have perfected and not withdrawn the right to appraisal under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")), will be converted into the right to receive $2.40, without interest. Holders of these shares will receive a higher price per share if the average closing common price of the Asahi Tec common for a 30 trading day period prior to closing of the Merger, (the "Closing Common Price"), is higher than $1.9282 (the "Signing Common Price"), as determined under the Merger Agreement. In addition, in the event that any cash payment will be due as a result of the Merger on any stock options of the Company outstanding prior to the Merger, the total cash merger consideration for Common Stockholders, including the Reporting Heartland Entities party to the above referenced shareholders agreement, will be correspondingly reduced. The Principal Company Stockholders have been required by Asahi Tec, and have agreed, pursuant to a stock purchase agreement (filed herewith as Exhibit (c) to Item 7), as such agreement may be amended or modified (the "Stock Purchase Agreement"), to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, all holders of the Company's preferred stock (the "Preferred Stockholders") have been required by Asahi Tec, and have agreed, to reinvest their Merger proceeds in Asahi Tec convertible preferred stock or common stock of Asahi Tec to be issued in a private placement. The Principal Company Stockholders and the Preferred Stockholders have agreed to waive their appraisal rights under the DGCL with respect to the Merger.

                  Separately, the Board of Directors of the Company declared a distribution of all the common stock and common stock equivalents of TriMas Corporation that are owned by the Company to the common stockholders of record on the business day immediately prior to the Merger, subject to the closing of the Merger and certain other conditions.

                  Terms of the Merger Agreement are currently being re-negotiated by the Company and Asahi-Tec, and HIA is a participant in such negotiations.

                  The obligation of the parties to consummate the Merger and the related transactions is subject to the satisfaction of certain conditions, including: obtaining certain consents and waivers from holders of Metaldyne's 11% Notes, Senior Notes and 10% Notes (as such terms are defined below and as further described in Item 4(c) hereof); obtaining financing necessary to consummate the Merger and related transactions; closing of the private placements of Asahi Tec equity securities to the Principal Company Stockholders and Preferred Stockholders (in each case without the amendment, modification or waiver in any material respect of any material term or condition thereof); the absence of a material adverse effect on the Company; and U.S., Japanese and other foreign regulatory approval.

                  Following the Merger and under the new organizational structure, Mr. Leuliette and Shoichiro Irimajiri, chairman of Asahi Tec, will serve as Co-Chairmen of Asahi Tec. Mr. Leuliette is expected to be appointed as a director of Asahi Tec, subject to shareholder approval.

                  In connection with the Merger, a shareholders' agreement was entered into as of August 31, 2006 by and among Asahi Tec, RHJ International SA and the Principal Company Stockholders with reference to Asahi-Tec securities setting forth certain rights and obligations of the parties in respect of Asahi Tec following the Merger. It is currently anticipated that the Reporting Heartland Entities will have the right to nominate a director to the board of Asahi Tec. The shareholders' agreement will become effective upon consummation of the Merger and the other transactions described in the Merger Agreement and in the Stock Purchase Agreement.

                  (b)   Stock Purchase Agreements

                  The Principal Company Stockholders, including certain of the Reporting Heartland Entities, entered into the Stock Purchase Agreement pursuant to which the Principal Company Stockholders have agreed to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, two Preferred Stockholders have entered into preferred stock purchase agreements, pursuant to which such holders of the Company's preferred stock have agreed to reinvest their proceeds in Asahi Tec convertible preferred stock in a private placement. Certain of the Reporting Heartland Entities are holders of the Company's Series B preferred stock and also have entered into a stock purchase agreement pursuant to which they have agreed to reinvest their Series B preferred stock Merger proceeds in Asahi Tec common stock in a private placement. The price at which the Principal Company Stockholders and the Preferred Stockholders will purchase Asahi Tec common stock in the private placements is based on a discount to the Signing Common Price. This discount reflects the lesser per share merger consideration to be received by the Principal Company Stockholders relative to the 3% Minority Stockholders (without regard to any potential increase payable to the 3% Minority Stockholders as a result of improvements in the Closing Common Price relative to the Signing Common Price).

                  The terms of the Stock Purchase Agreement are currently being re-negotiated by Asahi-Tec and HIA. As part of the discussions to modify the terms of the Stock Purchase Agreement and Merger Agreement, the Reporting Heartland Entities are in discussions to purchase additional shares of Asahi Tec. If an agreement is finalized to purchase such additional shares, the Reporting Heartland Entities intend to offer the other Principal Company Stockholders the right to purchase their pro-rata portion of such additional shares on the same terms and conditions.

                  (c)   Noteholder Consents and Waivers

                  The obligations of Metaldyne and Asahi Tec to close the Merger under the Merger Agreement are subject to obtaining consents and waivers from holders of its 11% senior subordinated notes due 2012 (the "11% Notes"), its 10% senior notes due 2013 (the "Senior Notes") and its 10% senior subordinated notes due 2014 (the "10% Notes") and the related indentures (including a waiver of the notes' change of control put provisions) to the Merger and related transactions. Subsequent to the announcement of the Merger, Metaldyne and Asahi Tec entered into discussions with noteholders to consider a range of alternatives in order to obtain the consents and waivers from these noteholders due to changed conditions in the bank market and the automotive industry and trading levels in the Metaldyne notes. HIA, on behalf of the Reporting Heartland Entities, is participating in such discussions. The Company has also announced that all of the 10% Notes are currently held by DaimlerChrysler Corporation, which has consented to the required changes to its notes.

                  (d)   Additional Information

                  For additional information with respect to the status of discussions related to the noteholders' consents and waivers and events that have occurred subsequent to the date of the Merger Agreement, see the Company's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 15, 2006.

(I)tem 5.  Interest in Securities in Metaldyne Corporation.

                  Item 5 is hereby corrected, supplemented and amended in its entirety as follows:

                  (a)-(c) At the close of business on November 22, 2006, the Reporting Heartland Entities beneficially own (and have sole power to vote and sole power to dispose of) an aggregate of 21,425,931 shares of Common Stock, representing a majority of the outstanding shares of common stock of Metaldyne, or approximately 50.01% of such stock. Daniel P. Tredwell and the other members of HIA may be deemed to be the beneficial owner of the securities held by the Reporting Heartland Entities. Daniel P. Tredwell and the other members of HIA disclaim such beneficial ownership.

                  The ownership of each of the Reporting Heartland Entities is set forth in the following table:

                                                   Shares of
           Shareholder                            Common Stock       Percentage
           -----------                            ------------       ----------
Heartland Industrial Associates L.L.C              21,425,931        50.01(a)


HIP Side-By-Side Partners, L.P.                     1,211,173          2.8


Heartland Industrial Partners (FF), L.P.              244,920          0.6(b)


Heartland Industrial Partners (C1), L.P.               47,654          0.1(b)


Heartland Industrial Partners, L.P.                19,922,184         46.5(c)

                  The foregoing percentages are based on 42,844,760 shares of Common Stock outstanding on November 1, 2006 according to Metaldyne's Form 10-Q filed with the SEC on November 16, 2006. The foregoing percentages are subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans.

                  By virtue of the Shareholders Agreement entered into on November 28, 2000 by and among the Company, certain of the Reporting Heartland Entities and other stockholders of the Company, as more fully described in Item 6 of the Schedule 13D filed with the SEC on December 8, 2000, the Reporting Heartland Entities may be deemed to be a group with all of the shareholders that are a party to such agreement. As of November 22, 2006, the shareholders party to the Shareholders Agreement beneficially owned approximately 97% of the outstanding shares of Common Stock of Metaldyne based on 42,844,760 shares of Common Stock outstanding on November 1, 2006 according to Metaldyne's Form 10-Q for the quarterly period ended October 1, 2006. The Heartland Reporting Entities disclaim such beneficial ownership.

----------
(a) HIA, as the general partner of each of the other Reporting Heartland Entities, has voting power and investment power (as such terms are defined in Rule 13d-3(a) under the Securities Exchange Act of 1934) with respect to the shares of Common Stock held by each of the other Reporting Heartland Entities, and, accordingly, is deemed to share beneficial ownership of such securities with such entities.

(b) Held of record by an entity, Metaldyne Investment Fund II, LLC ("MIF II"), 84%-owned by HIPFF and 16%-owned by HIPC1.



(c) Held of record by a wholly owned subsidiary of HIP, Metaldyne Investment Fund I, LLC ("MIF I").

Item 7. Exhibits.

                  (a) Agreement and Plan of Merger, dated as of August 31, 2006, among Asahi Tec Corporation, Argon Acquisition Corp. and Metaldyne Corporation (incorporated herein by reference to Annex A of the Metaldyne Form Preliminary 14A Proxy and Form Preliminary 14C Information Statement filed with the SEC on October 5, 2006 (File No. 001-12068, Accession Nos. 0001047469-06-012461 and
0001047469-06-012454, respectively)).

                  (b) Stock Purchase Agreement, dated as of August 31, 2006, among Asahi Tec Corporation and the Purchasers listed on Schedule I thereto.

                  (c) Stock Purchase Agreement, dated as of August 31, 2006, among Asahi Tec Corporation, Metaldyne Investment Fund I, LLC, HIP Side-By-Side Partners, L.P. and Metaldyne Investment Fund II, LLC.

                                   Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2006


              HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.


              By: /s/ Daniel P. Tredwell
                  --------------------------------------------------------------
                  Name:       Daniel P. Tredwell
                  Title:      Managing Member


              HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.

              HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.

              HEARTLAND INDUSTRIAL PARTNERS, L.P.

              HIP SIDE-BY-SIDE PARTNERS, L.P.


              By: Their General Partner, Heartland Industrial Associates, L.L.C.


              By: /s/ Daniel P. Tredwell
                  --------------------------------------------------------------
                  Name:
                  Title:      Daniel P. Tredwell
                              Managing Member

                                   Exhibit b

                            STOCK PURCHASE AGREEMENT

                           Dated as of August 31, 2006

                                      Among

                              Asahi Tec Corporation

                   The Purchasers listed on Schedule I hereto

                                       And

                      Heartland Industrial Partners, L.P.,
                          as Purchasers' Representative

                                TABLE OF CONTENTS

                                                                            Page

                                    ARTICLE I

                Purchase and Sale of Shares; Dollar/Yen Exchange

SECTION 1.01. Purchase and Sale of the Shares..................................2
SECTION 1.02. Dollar/Yen Exchange..............................................2

                                   ARTICLE II

                                     Closing

SECTION 2.01. Closing..........................................................3
SECTION 2.02. Transactions to Be Effected at the Closing.......................3

                                   ARTICLE III

                  Representations and Warranties of the Company

SECTION 3.01. Organization, Standing and Power.................................4
SECTION 3.02. Company Subsidiaries; Equity Interests...........................4
SECTION 3.03. Capital Structure; the Shares....................................5
SECTION 3.04. Authority; Execution and Delivery; Enforceability................6
SECTION 3.05. No Conflicts; Consents...........................................7
SECTION 3.06. SEL Documents; Undisclosed Liabilities...........................9
SECTION 3.07. Information Supplied............................................10
SECTION 3.08. Absence of Certain Changes or Events............................10
SECTION 3.09. Taxes...........................................................12
SECTION 3.10. Absence of Changes in Benefit Plans.............................13
SECTION 3.11. Benefit Plans...................................................15
SECTION 3.12. Litigation......................................................18
SECTION 3.13. Compliance with Applicable Laws.................................18
SECTION 3.14. Environmental Matters...........................................19
SECTION 3.15. Intellectual Property...........................................20
SECTION 3.16. Contracts; Debt Instruments.....................................21
SECTION 3.17. Title to Real Properties........................................21
SECTION 3.18. Customers and Suppliers.........................................22
SECTION 3.19. Brokers; Schedule of Fees and Expenses..........................22
SECTION 3.20. Financing.......................................................22

                                   ARTICLE IV

                  Representations and Warranties of Purchasers

SECTION 4.01. Organization, Standing and Power................................23
SECTION 4.02. Accredited Investor; Private Offering...........................23
SECTION 4.03. Authority; Execution and Delivery; Enforceability...............24
SECTION 4.04. No Conflicts; Consents..........................................24
SECTION 4.05. Information Supplied............................................25
SECTION 4.06. Brokers.........................................................25

                                    ARTICLE V

                    Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business.............................................25
SECTION 5.02. No Solicitation.................................................28

                                   ARTICLE VI

                              Additional Agreements

SECTION 6.01. Preparation of Information Statement............................29
SECTION 6.02. Access to Information; Confidentiality..........................30
SECTION 6.03. Commercially Reasonable Efforts; Notification...................30
SECTION 6.04. Fees and Expenses...............................................32
SECTION 6.05. Public Announcements............................................32
SECTION 6.06. Transfer Taxes..................................................32

                                   ARTICLE VII

                              Conditions Precedent

SECTION 7.01. Conditions to Each Party's Obligation To Effect The Acquisition.33
SECTION 7.02. Conditions to Obligations of Purchasers.........................34
SECTION 7.03. Condition to Obligation of the Company..........................35

                                  ARTICLE VIII

                        Termination, Amendment and Waiver

SECTION 8.01. Termination.....................................................35
SECTION 8.02. Effect of Termination...........................................36
SECTION 8.03. Amendment.......................................................37
SECTION 8.04. Extension; Waiver...............................................37

                                   ARTICLE IX

                               General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties...................37
SECTION 9.02. Notices.........................................................38
SECTION 9.03. Definitions.....................................................39
SECTION 9.04. Interpretation..................................................40
SECTION 9.05. Severability....................................................40
SECTION 9.06. Counterparts....................................................40
SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries..................41
SECTION 9.08. Governing Law...................................................41
SECTION 9.09. Assignment......................................................41
SECTION 9.10. Enforcement.....................................................41
SECTION 9.11. Purchasers' Representative......................................41
SECTION 9.12. Agreement and Waiver of Certain Rights..........................42

                      STOCK PURCHASE AGREEMENT dated as of
            August 31, 2006, among Asahi Tec Corporation, a Japanese
          corporation (the "Company"), the persons named on Schedule I hereto ("Purchasers") and Heartland Industrial Partners, L.P., as
         Purchasers' Representative (the "Purchasers' Representative").

            WHEREAS each of the Purchasers desires to subscribe for and purchase from the Company, and the Company desires to issue and sell to each Purchaser, the number of newly issued shares of common stock ("Common Stock") of the Company set forth on Schedule I hereto opposite the name of such Purchaser(the "Shares");

            WHEREAS simultaneously with the execution and delivery of this Agreement and as a condition to the parties' willingness to enter into this Agreement, the Company, Argon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Acquisition Sub"), and Metaldyne Corporation, a Delaware corporation ("Mercury"), have entered into an agreement and plan of merger dated as of the date of this Agreement (the "Merger Agreement"), whereby Acquisition Sub will be merged with and into Mercury, with Mercury as the surviving corporation, and Mercury will become a wholly-owned subsidiary of the Company (the "Merger");

            WHEREAS simultaneously with the execution and delivery of this Agreement and as a condition to the Purchasers' willingness to enter into this Agreement, RHJ International S.A. ("RHJI") has executed and delivered to the Purchasers' Representative a voting agreement (the "Company Voting Agreement") dated as of the date of this Agreement in the form attached hereto as Exhibit A;

            WHEREAS simultaneously with the execution and delivery of this Agreement and as a condition to the Purchasers' willingness to enter into this Agreement, RHJI and the Purchasers have entered into an agreement in the form attached hereto as Exhibit B (the "Stockholders Agreement") dated as of the date of this Agreement, to be effective as of the Closing, whereby the Purchasers and RHJI agree to certain matters with respect to the Company;

            WHEREAS simultaneously with the execution and delivery of this Agreement and as a condition to Purchasers' willingness to enter into this Agreement, the Company and each of the holders of (i) the Series A Mercury Preferred Stock, (ii) the Series A-1 Mercury Preferred Stock, and (iii) the Series B Mercury Preferred Stock (together, the "Mercury Preferred Stock") have entered into an agreement (each, an "Other Stock Purchase Agreement") dated as of the date of this Agreement whereby holders of the Mercury Preferred Stock shall acquire for cash newly issued shares of convertible preferred stock of the Company (the "Company Class C Preferred Stock") or, in the case of Series B Mercury Preferred Stock, newly issued shares of common stock of the Company, using the Merger Consideration (as defined in the Merger Agreement) received by such holders as consideration for such preferred stock (each, an "Other Stock Acquisition");

            WHEREAS each Purchaser understands and agrees that it is receiving in the Merger less consideration per share of Mercury common stock than the other holders of such shares that are not Purchasers; and

            WHEREAS the Company and each Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the Acquisition (as defined in Section 1.01) and also to prescribe various conditions to the Acquisition;

            NOW, THEREFORE, the parties hereto agree as follows:

                                    ARTICLE I

                Purchase and Sale of Shares; Dollar/Yen Exchange

                  SECTION 1.01. Purchase and Sale of the Shares. (a) On the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 2.01), the Company shall issue, sell, transfer and deliver to each Purchaser, and each Purchaser shall subscribe for and purchase from the Company, the Shares allocated to each Purchaser as set forth on Schedule I hereto for a purchase price per share equal to (Y)206 (the "Purchase Price"), payable in Japanese yen as set forth below in
      Section 2.02. The issuance, purchase and sale of the Shares is referred to in this Agreement as the "Acquisition". The Acquisition and the other transactions contemplated by this Agreement and the other Transaction Agreements are referred to in this Agreement collectively as the "Transactions".

            (b) If there is an adjustment to the aggregate amount of the Merger Consideration (as defined in Merger Agreement) pursuant to Section 2.01(c)(ii) of the Merger Agreement, then the total number of Shares and number of Shares allocated to each Purchaser pursuant to Schedule I shall be adjusted appropriately to reflect the reduction in the Merger Consideration received by each Purchaser. In no event shall (i) the Purchase Price be affected, (ii) any Purchaser be allocated a number of whole Shares resulting in such Purchaser owing an aggregate Purchase Price under Section 1.01(a) greater than the aggregate PCS Common Merger Consideration (as defined in the Merger Agreement) to which such Purchaser is entitled under the Merger Agreement and (iii) any Purchaser be entitled to purchase fractional Shares.

                  SECTION 1.02. Dollar/Yen Exchange. On the terms and subject to the conditions of this Agreement, each Purchaser agrees that, in lieu of being paid the Merger Consideration (as defined in the Merger Agreement) to which it is entitled under the Merger Agreement in U.S. dollars, it will accept such Merger Consideration converted into Japanese yen at an exchange rate of (Y)117.205 per U.S. dollar (the "Exchange Rate"). Prior to the Effective Time (as defined in the Merger Agreement), the Company shall deposit with the PCS Paying Agent (as defined in the Merger Agreement) the aggregate amount of the Merger Consideration, in yen determined at the Exchange Rate, due to the Purchasers under the Merger Agreement.

                                   ARTICLE II

                                     Closing

                  SECTION 2.01. Closing. The closing (the "Closing") of the Acquisition shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at the same time during Tokyo business hours that the Merger closing occurs, on the second business day following the satisfaction (or, to the extent permitted, waiver by all parties) of the conditions set forth in Section 7.01, or, if on such day any condition set forth in Section 7.02 or 7.03 has not been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefits thereof), as soon as practicable after all the conditions set forth in Article VII have been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between the Company and the Purchasers' Representative. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date".

                  SECTION 2.02. Transactions to Be Effected at the Closing. (a) As soon as commercially practicable after the Closing, the Company shall deliver to each Purchaser certificates representing such Purchaser's Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps, if any, affixed; and

            (b) At the Closing, each Purchaser shall deliver to the PCS Paying Agent the Certificate or Certificates (as defined in the Merger Agreement) representing the shares of common stock of Mercury held of record by such Purchaser, in accordance with the Merger Agreement and the instructions provided in the letter of transmittal provided to the Purchasers by the PCS Paying Agent (or a duly executed undertaking as required by the letter of transmittal if a Purchaser no longer holds physical certificates), and, upon such delivery, shall instruct the PCS Paying Agent to deliver, from the Merger Consideration represented by such Certificate or Certificates, to the Company payment, to a bank account designated in writing by the Company (such designation to be made at least two business days prior to the Closing Date), of immediately available funds in an amount of Japanese yen equal to the Purchase Price multiplied by the number of Shares allocated to such Purchaser as set forth on Schedule I.

                                  ARTICLE III

                  Representations and Warranties of the Company

            The Company represents and warrants to the Purchasers that, except as set forth in the letter, dated as of the date of this Agreement, from the Company to the Purchasers' Representative (the "Company Disclosure Letter"):

                  SECTION 3.01. Organization, Standing and Power. Each of the Company and each of its subsidiaries, including such entities organized under the laws of non-Japanese jurisdictions (the "Company Subsidiaries"), is duly organized, validly existing and in good standing (where such concept is applicable) under the laws of the jurisdiction in which it is organized and has full corporate power and authority, except, in the case of the Company Subsidiaries that are not Significant Company Subsidiaries (as defined below), where the failure to be duly organized, validly existing and in good standing, individually or in the aggregate, has not had and would not be reasonably likely to have a material adverse effect on the Company (a "Company Material Adverse Effect"). The Company and each Company Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or their ownership or leasing of its properties make such qualification necessary or the failure to so qualify has had or would be reasonably likely to have a Company Material Adverse Effect. The Company has made available to Purchasers' Representative true and complete copies of the articles of incorporation of the Company, as amended to the date of this Agreement (as so amended, the "Company Charter").

                  SECTION 3.02. Company Subsidiaries; Equity Interests. (a)
      Section 3.02(a) of the Company Disclosure Letter lists each Significant Company Subsidiary (as defined below) and its jurisdiction of organization. All the outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable and are, as of the date of this Agreement, owned by the Company, by one or more Company Subsidiaries or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, rights of first refusal, options, restrictions (other than restrictions imposed under applicable Law), leases, licenses, easements, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). The Company has made available to the Purchasers' Representative true and complete copies of the articles of incorporation and by-laws, or comparable charter and organizational documents, of each Significant Subsidiary, in each case amended through the date of this Agreement. For purposes of this Agreement, a "Significant Company Subsidiary" means any subsidiary of the Company that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X of the United States Securities and Exchange Commission (the "U.S. SEC").

            (b) Except for its interests in the Company Subsidiaries, the Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest with a fair market value in excess of U.S. $1 million in any person.

                  SECTION 3.03. Capital Structure; the Shares. (a) The authorized number of shares of each class of capital stock of the Company consists of 358,412,200 shares of Company Common Stock, 28,572,000 shares of Company Preferred Class A Stock ("Company Class A Preferred Stock") and 80,000,000 shares of Company Preferred Class B Stock ("Company Class B Preferred Stock" and, together with the Company Class A Preferred Stock, the "Company Preferred Stock" and, together with the Company Common Stock, the "Company Capital Stock"). The total authorized number of shares of Capital Stock of the Company is 397,510,516 shares. As of the date of this Agreement, (i) 60,300,081 shares of Company Common Stock and 28,572,000 shares of Company Class A Preferred Stock and 10,526,316 shares of Company Class B Preferred Stock were issued and outstanding, (ii) 84,779 shares of Company Common Stock were held by the Company in its treasury and (iii) 5,305,558 shares of Company Common Stock were subject to outstanding options to purchase Company Common Stock ("Company Stock Options"). Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. As of the date of this Agreement, there were outstanding Company Stock Options to purchase 2,429,558 shares of Company Common Stock with exercise prices on a per share basis lower than (Y)220 and the weighted average exercise price of such Company Stock Options was equal to (Y)204.8 per share. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Closing will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Japanese Corporation Law ("JCL"), the Company Charter or any Contract (as defined in Section 3.05) to which the Company is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote ("Voting Company Debt"). Except as set forth above and except for the Equity Commitment (as defined below), there are not any options, warrants, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or of any Company Subsidiary or any Voting Company Debt, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Company Common Stock. There are not any outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary.

            (b) With respect to each of the several Purchasers, assuming such Purchaser has the requisite power and authority to be the lawful owner of the Shares set forth on Schedule I hereto opposite the name of such Purchaser, upon payment of the Purchase Price by such Purchaser at the Closing, such Shares will be duly authorized, validly issued, fully paid and non-assessable, and, subject to the terms of the Stockholders Agreement, free and clear of any Liens, other than those arising from acts of such Purchaser or its affiliates, and free and clear of any restrictive or other legend. Other than this Agreement and the Stockholders Agreement, such Shares will not be subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Shares. Upon issuance of the Shares, (i) the Shares will have been duly registered under the requirements of the SEL, (ii) an application for the listing thereof will have been duly filed with the TSE and (iii) subject to the terms of the Stockholders Agreement and to TSE reporting requirements, the Shares may be transferred by each Purchaser without the requirement of further registration thereof under the requirements of the SEL or the TSE, other than as a result of acts of such Purchaser.

            (c) As of the date of this Agreement, the TSE (as defined in Section 3.05(b)) has acknowledged the Transactions, has indicated (orally or in writing) to the Company (or its representatives) that the consummation of the Transactions will not result in a proceeding by the TSE to delist the Company Common Stock from the TSE and the Company has not been notified (and none of the directors of the Company has been notified) that the TSE has commenced or intends to commence a proceeding to delist the Shares from the TSE as a result of the Transactions.

                  SECTION 3.04. Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Agreements to which it is a party and to consummate the Transactions to which it is a party. The execution and delivery by the Company of this Agreement and each of the Transaction Agreements to which it is a party and the consummation by the Company of the Transactions to which it is a party have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the issuance of the Company Class C Preferred Stock, to receipt of the Company Stockholder Approval (as defined below). The Company has duly executed and delivered this

      Agreement, and each Transaction Agreement to which it is a party and this Agreement and each Transaction Agreement to which it is a party, assuming the due authorization, execution and delivery thereof by the other parties hereto and thereto, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

            (b) The board of directors of the Company (the "Company Board"), at a meeting duly called and held duly and unanimously adopted resolutions (i) approving this Agreement and the other Transaction Agreements, the Acquisition and the other Transactions, (ii) determining that the terms of the Acquisition and the other Transactions are fair to and in the best interests of the stockholders of the Company, (iii) approving the amendment of the Company Charter to authorize the Company Class C Preferred Stock (the "Company Charter Amendment") and (iv) recommending that the Company's stockholders approve the Company Charter Amendment.

            (c) The only vote of holders of any class or series of Company Capital Stock necessary to consummate the Acquisition and other Transactions is
(A) the approval of the Company Charter Amendment (i) by the two-thirds affirmative vote of the total number of votes held by the stockholders present at the Company Common Stock stockholders meeting, (ii) by the two-thirds affirmative vote of the total number of votes held by the stockholders present at the Company Class A Preferred Stock stockholders meeting, (iii) by the two-thirds affirmative vote of the total number of votes held by the stockholders present at the Company Class B Preferred Stock stockholders meeting, and (iv) by the two-thirds affirmative vote of the total number of votes held by the stockholders present at the general stockholders meeting of the Company, (B) the approval of the delegation of authority to the Company Board to determine the terms of the issuance of the Company Class C Preferred Stock upon favorable terms by the two-thirds affirmative vote of the total number of votes held by the stockholders present at the general stockholders meeting of the Company and (C) the approval of the delegation of authority to the Company Board to determine the terms of the issuance of Company Stock Options upon favorable terms by the two-thirds affirmative vote of the total number of votes held by the stockholders present at the general stockholders meeting of the Company, which, in the case of each of (A), (B) and (C), may and will be effected at the Company Stockholder Meetings (as defined in Section 6.01(b)) (the "Company Stockholder Approval"). The affirmative vote of the holders of Company Capital Stock, or any of them, is not necessary to approve any Transaction Agreement or consummate any Transaction other than the Company Charter Amendment and the matters referred to in this Section 3.04(c).

                  SECTION 3.05. No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement and each Transaction Agreement to which it is a party do not and the consummation of the Acquisition and the other Transactions to which it is a party and compliance with and performance of the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter or the comparable charter or organizational documents of any Significant Company Subsidiary, (ii) subject to effectiveness of the Company Facility Amendments (as defined in Section 3.20) as contemplated by the Company Consent Letter (as defined in Section 3.20), any material contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a "Contract") to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any material judgment, order or decree ("Judgment") or statute, law (including common law), ordinance, rule or regulation ("Law") applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect (excluding for purposes of this Section 3.05(a) and the application of Section 7.02(a) hereto, clause (a)(iii) of the definition "material adverse effect").

            (b) No consent, approval, license, permit, order or authorization ("Consent") of, or registration, declaration or filing with, or permit from, any national, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity") is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or any Transaction Agreement to which it is a party and the consummation of the Transactions to which it is a party, other than (i) compliance with and filings under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) Japanese Anti-Monopoly Law (Law No. 54 of 1947, as amended) (the "Japanese Anti-Monopoly Law"), (C) other Antitrust Laws (as defined in
Section 6.03(c)), (D) the Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended) (the "FEL"), (E) the rules and regulations of the Tokyo Stock Exchange ("TSE"), (F) the JCL and (G) the Japanese Commercial Registration Law (Law No. 125 of 1963, as amended) (the "CRL"), (ii) the filing with the U.S. SEC of (A) an information statement with respect to the Merger (such information statement, including all information required to be included therein by Rule 13e-3 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as such information statement is amended from time to time, the "U.S. Information Statement") and (B) such reports under
Section 13 of the Exchange Act as may be required in connection with this

Agreement, the other Transaction Agreements, the Merger and the other Transactions, (iii) the filing with the Kanto Local Finance Bureau or any other local finance bureau (collectively, the "Bureau") of such registration, reports and other information (such registration, reports and other information, as amended from time to time, the "Information Statement") as may be required under the Japanese Securities and Exchange Law (Law No. 25 of 1948, as amended) (the "SEL") in connection with this Agreement, the other Transaction Agreements, the Acquisition and the other Transactions, (iv) the filing of a certificate of merger in connection with the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (v) compliance with and such filings as may be required under applicable Environmental Laws (as defined in Section 3.14), (vi) such filings as may be required in connection with the Taxes described in Section 6.06, (vii) filings under any applicable state takeover Law and (viii) such other items (A) required solely by reason of the participation of any of the Purchasers (as opposed to any third party) in the Transactions or (B) that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect (excluding for purposes of this Section 3.05(b) and the application of Section 7.02(a) hereto, clause (a)(iii) of the definition "material adverse effect").

                  SECTION 3.06. SEL Documents; Undisclosed Liabilities. (a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the Bureau, since March 31, 2006, pursuant to the regulations of the SEL (the "Company SEL Documents").

            (b) As of its respective date, each Company SEL Document complied in all material respects with the requirements of the SEL, as the case may be, and the rules and regulations under the SEL applicable to such Company SEL Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEL Documents comply as of their respective dates as to form in all material respects with applicable accounting requirements and the published rules and regulations under the SEL with respect thereto, have been prepared in accordance with Japanese generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments and lack of footnote disclosure as permitted under the SEL.

            (c) Except as set forth in the most recent audited consolidated balance sheet of the Company (including the notes thereto) included in the Filed Company SEL Documents (as defined in Section 3.08), and except for liabilities and obligations incurred in the ordinary course of business since the date of such balance sheet, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto that, individually or in the aggregate, would be reasonably likely to have a Company Material Adverse Effect.

            (d) The effectiveness of any additional disclosure requirement or applicable accounting rule, consensus or pronouncement that has been formally proposed or adopted by the FSA (as defined in Section 6.01), any Japanese financial accounting standards board or any similar body but that is not yet in effect, is not reasonably likely to lead to any material change in the Company's disclosures as set forth in the Filed Company SEL Documents.

            (e) None of the Company Subsidiaries is, or has at any time since March 31, 2006, been, subject to (separately from the Company) the reporting requirements under the SEL.

                  SECTION 3.07. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Information Statement or any other document required to be filed by the Company with the Bureau relating to the Transactions, including the Acquisition (the "Company Disclosure Documents") will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company Disclosure Documents will comply as to form in all material respects with the requirements of the SEL and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein or omitted therefrom based on information supplied by the Purchasers' Representative or any Purchaser in writing for inclusion or incorporation by reference therein.

                  SECTION 3.08. Absence of Certain Changes or Events. (a) From the date of the most recent audited financial statements included in the Company SEL Documents filed and publicly available prior to the date of this Agreement (the "Filed Company SEL Documents") to the date of this Agreement, the Company has conducted its business only in the ordinary course, and during such period there has not been:

                  (i) any event, change, effect, development or state of facts that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect;

                  (ii) any declaration, setting aside, allotment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Common Stock or any repurchase for value by the Company of any Company Common Stock;

                  (iii) any split, combination or reclassification of any
            Company Common Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Common Stock;

                  (iv) (A) any grant by the Company or any Company Subsidiary to any current director or officer of the Company or to any other employee or independent contractor of the Company or any Company Subsidiary reasonably likely to earn annual base compensation and bonuses in 2006 of $200,000 or more (any such current director or officer of the Company or other employee or independent contractor, a "Covered Participant") of any loan or any increase in any type of compensation, benefits, perquisites or bonus or award opportunity, except for grants of normal cash bonus opportunities, normal increases of cash compensation and increases in fringe or other benefits that are not material, in each case in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Filed Company SEL Documents, (B) any grant by the Company or any Company Subsidiary to any Covered Participant of any severance, change in control, termination or similar compensation or benefits or increases therein, or of the right to receive any severance, change in control, termination or similar compensation or benefits or increases therein, except as was required under employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Filed Company SEL Documents, (C) any action by the Company or any Company Subsidiary to fund or in any other way secure the payment of a material amount of compensation or benefits under any Company Benefit Plan (as defined in Section 3.10(a)) or Company Benefit Agreement (as defined in Section 3.10(b)) or (D) any entry by the Company or any Company Subsidiary into, or any amendment of, any Company Benefit Agreement with any Covered Participant;

                  (v) any damage, destruction or loss, whether or not covered by insurance, that, individually or in the aggregate, would be reasonably likely to have a Company Material Adverse Effect;

                  (vi) any change in accounting methods, principles or practices by the Company or any Company Subsidiary materially affecting the consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP or applicable Law;

                  (vii) any material elections with respect to Taxes (as defined in Section 3.09) by the Company or any Company Subsidiary or settlement or compromise by the Company or any Company Subsidiary of any material Tax liability or refund;

                  (viii) any material revaluation by the Company or any Company
            Subsidiary of any of the material assets of the Company or any Company Subsidiary, except insofar as may have been required by applicable Law; or

                  (ix) any action by the Company or any Company Subsidiary
            which, if taken after the date hereof, would constitute a breach of any provisions of Section 5.01(a)(ii), (iv) or (vi) or any authorization, consent or agreement by the Company or any Company Subsidiary to take any of the actions prohibited by the foregoing provisions of Section 5.01(a).

                  SECTION 3.09. Taxes. (a) The Company, and each Company Subsidiary, has duly and timely filed, or has caused to be timely filed on its behalf, all material Tax Returns required to be filed by it. All such Tax Returns were true, correct and complete in all material respects. All material Taxes owed (whether or not shown on any Tax Return) have been timely paid in full. To the Company's knowledge, no claim has been made in writing during the three year period ending on the Closing Date by an authority in a jurisdiction where the Company, or any Company Subsidiary, does not file Tax Returns that the Company, or any Company Subsidiary, is or may be subject to taxation by that jurisdiction. There are no liens with respect to Taxes upon any asset of the Company, or any Company Subsidiary, other than liens for Taxes not yet due and payable.

            (b) The Company, and each Company Subsidiary, has deducted, withheld and timely paid to the appropriate governmental authority all material Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and the Company, and each Company Subsidiary, has complied with all material reporting and record keeping requirements.

            (c) No dispute, audit, investigation, proceeding or claim concerning any material Tax liability of the Company, or any Company Subsidiary, has been raised by a governmental authority in writing, and to the Company's knowledge, no such dispute, audit, investigation, proceeding, or claim is pending or being conducted. The Company has provided or made available to the Purchasers' Representative true, correct and complete copies of all material Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by the Company or any Company Subsidiary since January 1, 2001.

            (d) The Company, and each Company Subsidiary, has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency. The Company, and each Company Subsidiary, has not executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force. Section 3.09(d) of the Company Disclosure Letter lists all closing agreements, private letter rulings, technical advice memoranda, binding oral agreements, rulings or advice or similar agreements or rulings relating to Taxes that have been entered into or issued by any governmental authority with or in respect of the Company and each Company Subsidiary since January 1, 2001.

            (e) The Company, and each Company Subsidiary, is not a party to any contractual obligation relating to Tax sharing or Tax allocation, other than customary commercial agreements with vendors, lenders, customers and other third parties (such as tax gross-ups in loan agreements or property tax escalation clauses in real estate leases) entered into in the ordinary course of business. The Company, and each Company Subsidiary, does not have any material liability for the Taxes of any person under any provision of national, local or foreign law, as a transferee or successor or by contract.

            (f) The Company, and each Company Subsidiary, will not be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (a) any "closing agreement" as described in any provision of national, state, local or foreign income Tax law executed on or prior to the Closing Date, (b) any deferred intercompany gain or excess loss account described in any provision or administrative rule of national, local or foreign law, (c) any installment sale or open transaction disposition made on or prior to the Closing Date, or (d) any prepaid amount received on or prior to the Closing Date.

            (g) For purposes of this Agreement:

            "Tax" or "Taxes" means (i) any and all national, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person's taxes as a transferee or successor or by contract.

            2 "Tax Return" or "Return" means all national, local and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

                  SECTION 3.10. Absence of Changes in Benefit Plans. (a) From the date of the most recent audited financial statements included in the Filed Company SEL Documents to the date of this Agreement, neither the Company nor any Company Subsidiary has terminated, adopted, amended, modified or agreed to terminate, adopt, amend or modify (or announced an intention to terminate, adopt, amend or modify), in any material respect, any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, equity compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, phantom stock, performance, retirement, thrift, savings, stock bonus, cafeteria, paid time off, perquisite, fringe benefit, vacation, unemployment insurance, severance, change in control, termination, retention, disability, death benefit, hospitalization, medical or other welfare benefit or other employee benefit plan, program, policy or arrangement, whether oral or written, funded or unfunded, sponsored, maintained, contributed to or required to be sponsored, maintained or contributed to by the Company or any Company Subsidiary or any other person or entity that, together with the Company or any Company Subsidiary, is treated as a single employer under any applicable Law (each, a "Commonly Controlled Entity"), in each case providing benefits to any current or former director, officer, employee or independent contractor of the Company or any Company Subsidiary (each, a "Participant") and whether or not subject to Japanese law (all such plans, programs and arrangements, including any such plan, program or arrangement entered into or adopted on or after the date of this Agreement, "Company Benefit Plans") or has made any material change in any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan that is a Company Pension Plan (as defined in Section 3.11(a)), or any material change in the manner in which contributions to any such Company Pension Plan are made or the basis on which such contributions are determined.

            (b) As of the date of this Agreement, there is not any material (i) employment, deferred compensation, severance, change in control, termination, employee benefit, loan, indemnification, retention, equity compensation, bonus, award, consulting or similar agreement between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand, (ii) agreement between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of transactions involving the Company or any Company Subsidiary of the nature contemplated by this Agreement or (iii) trust or insurance Contract or other agreement to fund or otherwise secure payment of any compensation or benefit to be provided to any Participant (all such agreements under clauses (i), (ii) and (iii), collectively, "Company Benefit Agreements").

            (c) To the Company's knowledge, the exercise price of each Company Stock Option is not less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Stock Option.

                  SECTION 3.11. Benefit Plans. (a) Section 3.11(a) of the Company Disclosure Letter contains a complete and correct list of all Company Benefit Plans that are "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), whether or not subject to ERISA (a "Company Pension Plan"), or "employee welfare benefit plans" (as defined in Section 3(1) of ERISA), whether or not subject to ERISA, and all other material Company Benefit Plans. The Company has delivered or made available to Purchasers' Representative complete and correct copies of (i) each such Company Benefit Plan and each material Company Benefit Agreement (or, in the case of any such Company Benefit Plan or material Company Benefit Agreement that is unwritten, a written description thereof), (ii) the two most recent annual reports required to be filed, or such similar reports, statements, information returns or material correspondence required to be filed with or delivered to any Governmental Entity, with respect to each material Company Benefit Plan , (iii) the most recent summary plan description for each material Company Benefit Plan for which a summary plan description is required under applicable Law, and any summary of material modifications prepared for each material Company Benefit Plan,
      (iv) each trust agreement and group annuity or insurance contract and other documents relating to the funding or payment of benefits under any material Company Benefit Plan, (v) the most recent determination or qualification letter issued by any Governmental Entity for each Company Benefit Plan intended to qualify for favorable Tax treatment for which such a letter has been obtained, as well as a true, correct and complete copy of each pending application therefor, if applicable, and (vi) the two most recent actuarial valuations for each material Company Benefit Plan for which actuarial valuations have been obtained. Section 3.11(a) of the Company Disclosure Letter sets forth the forecasted obligation amount as of December 31, 2005, as determined by GAAP, for each Company Benefit Plan. Proper provision or reserve for the Company Benefit Plans and for all private pension payments reasonably likely to be required to be made by the Company has been made for accounting purposes under GAAP.

            (b) (i) Each Company Benefit Plan has been administered in compliance with its terms, and (ii) each Company Benefit Plan (and the Company and the Company Subsidiaries with respect to such plans) is in compliance with applicable Law and the terms of any applicable collective bargaining agreements, except for such instances of noncompliance with either plan terms or Laws that, individually or in the aggregate, have not had and would not reasonably be likely to have a Company Material Adverse Effect.

            (c) Each Company Benefit Plan required to have been approved by any non-U.S. Governmental Entity (or permitted to have been approved to obtain any beneficial tax or other status) has been so approved; no such approval has been revoked (nor, to the knowledge of the Company, has revocation been threatened) and no event has occurred since the date of the most recent approval that could reasonably be expected to affect any such approval, except for such failures to approve, revocations of approval and events that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

            (d) None of the Company, any Company Subsidiary, any employee of the Company or any Company Subsidiary, any of the Company Benefit Plans, including the Company Pension Plans and, to the knowledge of the Company, any trusts created under any of the Company Benefit Plans or any trustee, administrator or other fiduciary of any Company Benefit Plan or trust created thereunder and any agent of the foregoing, has engaged in a "prohibited transaction" under applicable Law or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary, any such employee or any of the Company Benefit Plans, or, to the knowledge of the Company, any such trust, trustee, administrator or other fiduciary, to Tax or penalty on prohibited transactions imposed under applicable Law or any other liability for breach of fiduciary duty under any applicable Law, except for such prohibited transactions and other breaches of fiduciary responsibility that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

            (e) With respect to any Company Benefit Plan that is an employee welfare benefit plan, whether or not subject to ERISA, no such Company Benefit Plan provides benefits after termination of employment, except where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or beneficiaries).

            (f) No Participant will be entitled to (i)(A) any severance, separation, change of control, termination, bonus or other additional compensation or benefits, or (B) any acceleration of the time of payment or vesting of any compensation or benefits, including the accelerated vesting of Company Stock Options held by such Participant, or the forgiveness of indebtedness owed by such Participant, in each case as a result of any of the Transactions (alone or in combination with any other event) or in connection with the termination of such Participant's employment on or after the Effective Time or (ii) any compensation or benefits related to or contingent upon, or the value of which will be calculated on the basis of, any of the Transactions (alone or in combination with any other event). The execution and delivery of this Agreement and the consummation of the Transactions (alone or in combination with any other event) and compliance by the Company with the provisions hereof do not and will not require the funding (whether through a grantor trust or otherwise) of any Company Benefit Plan, Company Benefit Agreement or any other employment arrangement and will not limit the Company's ability to amend, modify or terminate any Company Benefit Plan or Company Benefit Agreement.

            (g) Since January 1, 2003, and through the date of this Agreement, neither the Company nor any Company Subsidiary has received notice of, and, to the knowledge of the Company, there are no (i) pending termination proceedings or other suits, claims (except claims for benefits payable in the normal operation of the Company Benefit Plans), actions or proceedings against, or involving or asserting any rights or claims to benefits under, any Company Benefit Plan or Company Benefit Agreement or (ii) pending investigations (other than routine inquiries) by any Governmental Entity with respect to any Company Benefit Plan or Company Benefit Agreement, except for such proceedings, suits, claims, actions and investigations that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

            (h) Neither the Company nor any Company Subsidiary has any liability or obligations, including under or on account of a Company Benefit Plan or Company Benefit Agreement, arising out of the hiring of persons to provide services to the Company or any Company Subsidiary and treating such persons as consultants or independent contractors and not as employees of the Company or any Company Subsidiary, except for any such liability and obligations that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

            (i) None of the employees of the Company or any Company Subsidiary is a member of, represented by or otherwise subject to any (i) labor union, works council or similar organization or (ii) collective bargaining agreement, industry-wide collective bargaining agreement or any similar collective agreement, in each case with respect to such employee's employment by the Company or any Company Subsidiary, and the Company and the Company Subsidiaries do not have any obligation (including to inform or consult with any such employees or their representatives in respect of the Transactions) with respect to any such organization or agreement. Each of the Company and the Company Subsidiaries is in compliance with all applicable Laws and orders with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, immigration, visa, work status, pay equity and workers compensation, and is not engaged in any unfair labor practice, except for such failures to comply and unfair labor practices that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. There is no unfair labor practice charge or complaint against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened before the competent Labor Standards Supervision Office ("Roudou Kijun Kantoku Sho"), the competent Committee on Labor Affairs ("Roudou I-inkai") or any comparable Governmental Entity that has had or would be reasonably likely to have a Company Material Adverse Effect. Since December 31, 2003, there has been no, and there currently is no, labor strike, material dispute, request for representation, union organization attempt, slowdown or stoppage actually pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. No grievance or arbitration proceeding arising out of a collective bargaining agreement is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary that has had or would be reasonably likely to have a Company Material Adverse Effect.

                  SECTION 3.12. Litigation. (a) As of the date of this Agreement, there is no claim, demand, suit, action or proceeding pending or, to the knowledge of the Company, threatened in writing against or affecting the Company or any Company Subsidiary that involves an amount in controversy in excess of $1.0 million, seeks material injunctive relief or would be reasonably likely to have a Company Material Adverse Effect, if resolved in accordance with the plaintiff's demands.

            (b) There is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary nor is there any judgment outstanding against the Company or any Company Subsidiary that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect.

                  SECTION 3.13. Compliance with Applicable Laws. The Company and the Company Subsidiaries and their relevant personnel and operations are in compliance with all applicable Laws, including those relating to occupational health and safety except for any such failure to be in compliance as, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written communication during the past two years from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance with any applicable Law except for such failure to be in compliance as, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have in effect all permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, "Permits"), necessary for them to own, lease or operate their properties and assets and to carry on their businesses as now conducted, except for such Permits the absence of which, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect and there has occurred no violation of, default (with or without the lapse of time or the giving of notice, or both) under, or event giving to others any right of termination, amendment or cancelation of, with or without notice or lapse of time or both, any such Permit, except for such violations, defaults or events that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. This Section 3.13 does not relate to matters with respect to Taxes, which are the subject of Section 3.09 or to Environmental Permits or Environmental Laws, which are the subject of Section 3.14.

                  SECTION 3.14. Environmental Matters. Except for such matters that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect:

            (a) The Company and each of the Company Subsidiaries are in compliance with all Environmental Laws (as defined below).

            (b) Since July 31, 2003, neither the Company nor any of the Company Subsidiaries has received any written communication that alleges that the Company or any of its subsidiaries is in violation of or has liability under any Environmental Law or written request for information pursuant to any Environmental Law.

            (c) (i) The Company and each of the Company Subsidiaries have obtained and are in compliance with all Permits pursuant to Environmental Law (collectively "Environmental Permits") necessary for their operations as presently conducted and (ii) all such Environmental Permits are valid and in good standing.

            (d) There are no Environmental Claims pending or, to the knowledge of the Company, threatened in writing, against the Company or any of the Company Subsidiaries.

            (e) Neither the Company nor any of the Company Subsidiaries has entered into or agreed to, or is otherwise subject to, any Judgment relating to any Environmental Law or to the investigation or remediation of Hazardous Materials (as defined below).

            (f) There has been no treatment, storage or Release (as defined below) of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries or against any person whose liabilities the Company or any of the Company Subsidiaries has retained or assumed either contractually or by operation of law.

            (g) None of the Company, the Company Subsidiaries or any Person whose liabilities the Company or any of the Company Subsidiaries has, or may have, retained or assumed, either contractually or by operation of law, has manufactured, sold or distributed any products containing asbestos in any form.

            (h) (i) neither the Company nor any of the Company Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations that would be reasonably likely to form the basis of any Environmental Claim (as defined below) against the Company or any of the Company Subsidiaries, and (ii) to the knowledge of the Company, no Environmental Claims are pending against any Person whose liabilities the Company or any of the Company Subsidiaries has, or may have, retained or assumed, either contractually or by operation of law.

            (i) Definitions. As used in this Agreement:

            (1) "Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, demands, directives, claims, liens, Judgments, investigations, proceedings or written notices of noncompliance, violation or potential responsibility alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (x) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (y) the failure to comply with any Environmental Law;

            (2) "Environmental Laws" means all applicable national, local and foreign laws, rules, regulations, Judgments, legally binding agreements, standards prescribed by Governmental Entities or Environmental Permits issued, promulgated or entered into by or with any Governmental Entity, relating to pollution or protection or restoration of natural resources or the environment (including ambient air, indoor air, surface water, groundwater, land surface or subsurface strata), endangered or threatened species or human health (to the extent relating to exposure to Hazardous Materials);

            (3) "Hazardous Materials" means any contaminant, pollutant, waste or other substance which is defined as hazardous or toxic under Environmental Laws, or the release or presence of which is regulated under any Environmental Law; and

            (4) "Release" means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, indoor air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

                  SECTION 3.15. Intellectual Property. The Company or one of the Company Subsidiaries owns, or is validly licensed or otherwise has the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, domain names and other proprietary intellectual property rights and computer programs (collectively, "Intellectual Property Rights") used in the conduct of the business of the Company and the Company Subsidiaries, except where the failure to own, be validly licensed or have the right to use such Intellectual Property Rights, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect. No claims are pending or, to the knowledge of the Company, threatened in writing that the Company or any Company Subsidiary is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right, except for any such claims that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. To the knowledge of the Company, no person is infringing the rights of the Company or any Company Subsidiary with respect to any Intellectual Property Right, except for such infringements that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

                  SECTION 3.16. Contracts. (a) None of the Company, any of the Company Subsidiaries or, to the knowledge of the Company, any other party to any Company Material Contract is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract, to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not resulted and would not be reasonably likely to result in a Company Material Adverse Effect. A "Company Material Contract" means any contract to which the Company or any Company Subsidiary is a party that provides for payment or series of payments or performance by a party thereto having an aggregate value exceeding 100 million Japanese yen or equivalent amount of foreign currency therewith per year.

            (b) All Company Material Contracts are valid, binding and in full force and effect and are enforceable by the Company or the applicable Company Subsidiary in accordance with their terms, except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. None of the Company and the Company Subsidiaries has received any written notice of the intention of any party to terminate any Company Material Contract. Complete and correct copies of all Company Material Contracts, together with all material modifications and amendments thereto, have been made available to the Purchasers' Representative (either as an exhibit to a Filed SEL Document or otherwise).

                  SECTION 3.17. Title to Real Properties. (a) Each of the Company and each Company Subsidiary has good and marketable title to, or valid leasehold interests in, all its real properties free and clear of all Liens, except for such defects in title, easements, restrictive covenants and similar encumbrances or impediments that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

            (b) Except where the failure to comply, the failure to be in full force and effect or the default has not had and would not be reasonably likely to have a Company Material Adverse Effect, each of the Company and each Company Subsidiary has complied in all respects with the terms of all leases to which it is a party and under which it is in occupancy, all such leases are in full force and effect and no extant notice of default has been given by either party to such leases, and no event has occurred, which with the giving of notice or the passage of time or both would constitute a default under any of such leases.

                  SECTION 3.18. Customers and Suppliers. (a) Since January 1, 2005, there has been no adverse change in the relationship of the Company with any customer of the Company or any Company Subsidiary with annual sales of $15 million or more or any of the 15 largest suppliers to the Company or any Company Subsidiary by annual sales volume (excluding utilities), except for such change that, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect.

            (b) To the Knowledge of the Company, there is no material dispute with any customer with annual sales of $15 million or more in connection with any product sold by the Company or any Company Subsidiary to any such customer that has given rise or would be reasonably likely to give rise to a material liability or cost, except for such dispute that, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect.

                  SECTION 3.19. Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other person, other than Deutsche Bank Securities Inc. and RHJI, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Acquisition and the other Transactions based upon arrangements made by or on behalf of the Company.

                  SECTION 3.20. Financing. (a) The Company has received and accepted (1) a commitment letter dated August 31, 2006 (the "Commitment Letter"), from the lenders party thereto (collectively, the "Lenders") relating to the commitment of the Lenders to provide the debt financing required by Mercury and its subsidiaries to effect the Refinancing (as defined below) and to pay related fees and expenses of the Transactions,
      (2) a commitment letter dated August 28, 2006 (the "Company Commitment Letter"), from Aozora Bank, Ltd. ("Aozora") relating to the commitment of Aozora to provide the bridge financing (the "Bridge Financing") required by the Company, the Purchasers and the holders of Mercury common stock and holders of Mercury Preferred Stock to consummate the Merger, the Acquisition and the Other Stock Acquisitions, (3) the commitment letter dated August 29, 2006, from Aozora, on behalf of the the lenders (the "Company Lenders") under the Company's existing credit facility (the "Company Consent Letter") to enter into a consent agreement confirming the approval by the Company Lenders of certain amendments to the Company's existing credit facility required thereunder by the Company in connection with the Transactions and Refinancing (the "Company Facility Amendments") and (4) a commitment letter dated August 31, 2006 (the "Equity Commitment" and, together with the Commitment Letter, the Company Commitment Letter and the Company Consent Letter, the "Commitments"), between RHJI and the Company relating to the agreement of RHJI to provide the equity financing to the Company as specified therein (the "RHJI equity financing"). The Company has provided or made available to the Purchasers' Representative a true, correct and complete copy of each of the Commitments. The financing contemplated by the Commitment Letter, the Company Consent Letter and the Company Commitment Letter is referred to herein as the "Financing."

            (b) Subject to its terms and conditions, the Financing and RHJI equity financing, when funded in accordance with the applicable terms and conditions of the Commitment Letter, Company Consent Letter, Company Commitment Letter and Equity Commitment, will provide Acquisition Sub with funds at the Effective Time sufficient to (i) consummate the Merger, (ii) finance the Consent Solicitations (as defined in the Merger Agreement), (iii) refinance the existing indebtedness of Mercury and its subsidiaries described in the Commitment Letter (the "Refinancing"), (iv) provide the Bridge Financing and (v) pay related fees and expenses of the Transactions.

                                   ARTICLE IV

                  Representations and Warranties of Purchasers

            Each Purchaser, severally and not jointly, represents and warrants to the Company with respect to itself (and not with respect to any other Purchaser) that:

                  SECTION 4.01. Organization, Standing and Power. (a) Such Purchaser (to the extent that it is not an individual) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full power and authority to conduct its businesses as presently conducted.

                  SECTION 4.02. Accredited Investor; Private Offering. (a) Such Purchaser is (i) an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), (ii) a "qualified purchaser" within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act") and (iii) in the case of a Purchaser that is an entity other than an individual, is not an "investment company" as defined in Section 3 of the Investment Company Act, and meets at least one category and has indicated all categories applicable to it in each of Sections A, B and C of the Accredited Investor Questionnaire attached hereto as Exhibit C.

            (b) Private Offering. The Company Stock purchased by such Purchaser pursuant to this Agreement is being acquired for investment only and not with a view to any public distribution thereof, and each of the Purchasers shall not offer to sell or otherwise dispose of such Company Stock so acquired by it in violation of any of the registration requirements of the Securities Act.

                  SECTION 4.03. Authority; Execution and Delivery; Enforceability. Such Purchaser has all requisite power and authority and, in the case of a Purchaser that is an individual, capacity, to execute and deliver this Agreement and each Transaction Agreement to which it is a party and to consummate the Transactions to which it is a party. The execution and delivery by such Purchaser (to the extent that it is not an individual) of this Agreement and each Transaction Agreement to which it is a party and the consummation by it of the Transactions to which it is a party have been duly authorized by all necessary corporate action on the part of such Purchaser. Such Purchaser has duly executed and delivered this Agreement and each Transaction Agreement to which it is a party, and this Agreement and each Transaction Agreement to which it is a party, assuming the due authorization, execution and delivery thereof by the other parties thereto constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

                  SECTION 4.04. No Conflicts; Consents. (a) The execution and delivery by such Purchaser of this Agreement and each Transaction Agreement to which it is a party, do not, and the consummation of the Acquisition and the other Transactions to which it is a party and compliance with and performance of the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of such Purchaser or any of its subsidiaries under, any provision of (i) the charter or organizational documents of such Purchaser (to the extent that it is not an individual) or such Purchaser's subsidiaries, (ii) any material Contract to which such Purchaser or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or
      (iii) subject to the filings and other matters referred to in Section 4.04(b), any material Judgment or material Law applicable to such Purchaser or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not be reasonably likely to have, a material adverse effect on such Purchaser (with respect to any Purchaser, a "Purchaser Material Adverse Effect") (excluding for purposes of this Section 4.04(a) and the application of Section 7.03(a) hereto, clause (a)(iii) of the definition "material adverse effect").

            (b) No Consent of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by or with respect to such Purchaser or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or any Transaction Agreement to which it is a party or the consummation of the Transactions to which such Purchaser is a party, other than (i) compliance with and filings under (A) the HSR Act, (B) the Japanese Anti-Monopoly Law, (C) other Antitrust Laws, (D) the FEL, (E) the rules and regulations of the TSE, (F) the JCL and (G) the CRL, (ii) the filing with the U.S. SEC of (A) the U.S. Information Statement and (B) such reports under the Exchange Act as may be required in connection with the Merger Agreement and the other Transaction Agreements, the Acquisition and the other Transactions, (iii) the filing with the Bureau of the Information Statement as may be required under the SEL in connection with this Agreement, the other Transaction Agreements, the Acquisition and the other Transactions, (iv) the filing of a certificate of merger in connection with the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (v) compliance with and such filings as may be required under applicable Environmental Laws, (vi) such filings as may be required in connection with the Taxes described in Section 6.06, (vii) filings under any applicable state takeover Law and (viii) such other items (A) required solely by reason of the participation of the Company (as opposed to any third party) in the Transactions or (B) that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect (excluding for purposes of this Section 4.04(b) and the application of Section 7.03(a) hereto, clause (a)(iii) of the definition "material adverse effect").

                  SECTION 4.05. Information Supplied. None of the information supplied or to be supplied by such Purchaser with respect to such Purchaser for inclusion or incorporation by reference in the Information Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                  SECTION 4.06. Brokers. No broker, investment banker, financial advisor or other person, other than Lazard Freres & Co. LLC, the fees and expenses of which will be paid by Mercury, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Acquisition and the other Transactions based upon arrangements made by or on behalf of such Purchaser.

                                    ARTICLE V

                    Covenants Relating to Conduct of Business

                  SECTION 5.01. Conduct of Business. (a) Conduct of Business by the Company. Except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Closing the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Closing, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of the Purchasers' Representative:

            (i) (A) declare, set aside, allot or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

            (ii) issue, deliver, sell or grant (A) any shares of its capital stock, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any "phantom" stock, "phantom" stock rights, stock appreciation rights, restricted stock units or stock-based performance units, other than the issuance of the Company Common Stock and Company Preferred Stock issued in connection with the Transactions (including to RHJI) pursuant to the Equity Commitment and the issuance of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement and in accordance with their present terms;

            (iii) amend its articles of incorporation, by-laws or other comparable charter or organizational documents, other than the Company Charter Amendment;

            (iv) acquire or agree to acquire or transfer or agree to transfer by merging or consolidating with, or by corporate separation, stock-for-stock exchange, stock transfer, business assignment or receiving assignment of business or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof that would be material to the Company and the Company Subsidiaries, taken as a whole;

            (v) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

            (vi) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, the Bridge Financing and such other long term indebtedness, guarantees, debt securities or other agreements or arrangements that would not be reasonably likely to have a Company Material Adverse Effect;

            (vii) make or change any material Tax election; or

            (viii) authorize any of, or commit or agree to take any of, the foregoing actions.

            (b) Advice of Changes. The Company shall promptly advise Purchasers' Representative orally and in writing of any change or event that has or could be reasonably likely to have a Company Material Adverse Effect.

            (c) Periodic Reports. In connection with the continuing operation of the business of the Company and the Company Subsidiaries between the date of this Agreement and the Closing and to the extent permitted by Antitrust Laws (as defined in Section 6.02(c)), the Company shall use commercially reasonable efforts to report in good faith on a regular basis to the representatives of the Purchasers' Representative to report material operational developments and the general status of ongoing operations pursuant to procedures reasonably requested in writing by the Purchasers' Representative; provided that the consultation required by this Section 5.01(d) shall be conducted in a manner so as not to disrupt in any material respect the business of the Company and the Company Subsidiaries; provided further that the Company and the Company Subsidiaries shall not report to the Purchaser's Representative or its representatives any non-public information related to output, pricing or any other competitively-sensitive matter. Each Purchaser acknowledges that it shall not have any approval rights under this Section 5.01(c). The Company acknowledges that any such reports shall not constitute a waiver by any Purchaser of any rights it may have under this Agreement and that no Purchaser shall have any liability or responsibility for any actions of the Company, any Company Subsidiary or any of their respective directors or officers with respect to matters that are the subject of such reports. All information exchanged pursuant to this Section 5.01(c) shall be subject to the Confidentiality Agreement (as defined in Section 6.02). For the avoidance of doubt, the Company shall not be required to provide any information pursuant to this Section 5.01(c) to the extent such information is not required to be provided pursuant to Section 6.02.

                  SECTION 5.02. No Solicitation. (a) Prior to the Closing Date, the Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative (each, a "Representative" and collectively, "Representatives") of, the Company or any Company Subsidiary to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Company Takeover Proposal (as defined in Section 5.02(e)), (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative or affiliate of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 5.02(a) by the Company. The Company shall, and shall cause its Representatives to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, a Company Takeover Proposal.

            (b) Prior to the Closing Date, the Company promptly shall advise Purchasers' Representative orally and in writing of any Company Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Company Takeover Proposal and the identity of the person making any such Company Takeover Proposal or inquiry including any change to the material details of any such Company Takeover Proposal or inquiry. The Company shall (i) keep Purchasers' Representative fully informed of the status including any change to the material details of any such Company Takeover Proposal or inquiry and (ii) provide to Purchasers' Representative as soon as practicable after receipt or delivery thereof with copies of all material correspondence and other written material sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to any third party in connection with any Company Takeover Proposal.

            (c) Nothing contained in this Section 5.02 shall prohibit the Company from making any required disclosure to the Company's stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable Law.

            (d) For purposes of this Agreement:

                  "Company Takeover Proposal" means (i) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company, (ii) any proposal for the issuance by the Company of over 20% of its equity securities as consideration for the assets or securities of another person or (iii) any proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities or consolidated total assets of the Company, in each case other than the Transactions and the Equity Commitment and Financing.

                                   ARTICLE VI

                              Additional Agreements

                  SECTION 6.01. Preparation of Information Statement. (a) The Company shall, as soon as practicable following the date of this Agreement, prepare and file with the Bureau the Information Statement to be provided to the Company's stockholders in preliminary form, and each of the Company and the Purchasers' Representative shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the Bureau, or its upper body, the Finance Services Agency (the "FSA") with respect thereto. The Company shall notify the Purchasers' Representative promptly of the receipt of any comments from the Bureau, the FSA or their staff and of any request by the Bureau or the FSA or their staff for amendments or supplements to the Information Statement or on any other Company Disclosure Document or for additional information and shall supply the Purchasers' Representative with copies of all correspondence between the Company or any of its representatives, on the one hand, and the Bureau, the FSA or their staff, on the other hand, with respect to the Information Statement or any other Company Disclosure Document. If at any time prior to receipt of the Company Stockholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Information Statement, the Company shall promptly prepare and mail to its stockholders such an amendment or supplement. The Company shall not mail any Information Statement, or any amendment or supplement thereto, to which the Purchasers' Representative reasonably objects. The Company shall use its commercially reasonable efforts to cause the Information Statement to be mailed to the Company's stockholders as promptly as practicable after filing with the Bureau. Notwithstanding the foregoing, prior to filing or mailing the Information Statement or any other Company Disclosure Document (or any amendment or supplement thereto) or responding to any comments of the Bureau and the FSA with respect thereto, the Company (i) shall provide the Purchasers' Representative an opportunity to review and comment on such document or response and (ii) shall include in such document or response all reasonable comments proposed by Purchasers' Representative.

            (b) Special Stockholder Meetings. The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold (i) a meeting of the Company Common Stock stockholders, (ii) a meeting of the Company Class A Preferred Stock stockholders, (iii) a meeting of the Company Class B Preferred Stock stockholders and (iv) a general stockholders meeting of the Company (the "Company Stockholders Meetings") for the purpose of
(A) seeking the Company Stockholder Approval and (B) electing as directors to the Company Board the persons designated as such in accordance with Section 2(e) of the Stockholders Agreement. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, except to the extent that the Company Board shall have withdrawn or modified its approval or recommendation of the Company Charter Amendment after the Company Board shall have determined in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with its obligations under applicable Law.

                  SECTION 6.02. Access to Information; Confidentiality. The Company shall, and shall cause each of its subsidiaries to, afford to the Purchasers' Representative and to the Purchasers' Representative's officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Closing (as long as such access is not unreasonably disruptive to the business of the Company or its subsidiaries) to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its subsidiaries to, furnish promptly to the Purchasers' Representative
      (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Japanese securities laws and (b) all other information concerning its business, properties and personnel as the Purchasers' Representative may reasonably request; provided, however, that either party may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third party, (ii) such portions of documents or information relating to output, pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by such party's counsel, would reasonably be expected to raise antitrust concerns for such party (or any of its affiliates) or (iii) such portions of documents or information that would reasonably be expected to jeopardize any attorney-client privilege or contravene any Law or fiduciary duty (provided that each party shall in good faith seek and implement a reasonable alternative to provide Purchasers' Representative's counsel with access to such document or information. All information exchanged pursuant to this Section 6.02 shall be subject to the terms of the confidentiality agreement dated September 29, 2005, between RHJI and Mercury (the "Confidentiality Agreement") as if each applicable Purchaser was a party thereto with the same obligations thereunder as Mercury.

                  SECTION 6.03. Commercially Reasonable Efforts; Notification.
      (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Company, RHJI and the Purchasers' Representative shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Acquisition and the other Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or any other Transaction Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Transaction Agreements. In addition, each Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Acquisition and any other documents to which such Purchaser is a party delivered in connection with the Acquisition and the Transactions to the extent reasonably applicable to, or required of, such Purchaser. Nothing in this Agreement shall be deemed to require any party to waive any substantial rights or agree to any substantial limitation on its operations or to dispose of any significant asset or collection of assets. Notwithstanding the foregoing, the Company and its Representatives shall not be prohibited under this
      Section 6.03(a) from taking any action permitted by Section 5.02(b). Subject to applicable Law relating to the exchange of information, the Company and the Purchasers' Representative and their respective counsel shall have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with, or written materials submitted to, any Governmental Entity in connection with the Acquisition and the other Transactions. The Company and the Purchasers' Representative shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Acquisition or the other Transactions.

            (b) Prior to Closing, the Company shall give prompt notice to the Purchasers' Representative, and the Purchasers' Representative shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement or any Transaction Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall be deemed to be a waiver or cure of any such breach or failure to comply or affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or the Transaction Agreements.

            (c) Nothing in Section 6.03(a) shall require any Purchaser to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of the Company's assets or limits on the Company's freedom of action with respect to any of its businesses, or to commit or agree to any of the foregoing, and nothing in
Section 6.03(a) shall authorize the Company to commit or agree to any of the foregoing, to obtain any consents, approvals, permits or authorizations to remove any impediments to the Acquisition relating to the HSR Act, any Japanese competition Law or other antitrust, competition or premerger notification, trade regulation law, regulation or order ("Antitrust Laws") or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to Antitrust Laws.

            (d) Nothing in this Section 6.03 shall require the Purchasers' Representative to (i) consent to any action or omission by the Company that would be inconsistent with Section 5.01 absent such consent or (ii) agree to amend or waive any provision of this Agreement.

                  SECTION 6.04. Fees and Expenses. All fees and expenses incurred in connection with the Acquisition and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Acquisition is consummated.

                  SECTION 6.05. Public Announcements. The Purchasers' Representative, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Acquisition and the other Transactions and none of the Purchasers or the Company shall issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

                  SECTION 6.06. Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) ("Transfer Taxes") incurred in connection with the Acquisition shall be paid by the Company, and the Purchasers shall reasonably cooperate with the Company in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

                                  ARTICLE VII

                              Conditions Precedent

                  SECTION 7.01. Conditions to Each Party's Obligation To Effect The Acquisition. The respective obligation of each party to effect the Acquisition is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

            (a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

            (b) Antitrust. Any waiting period (and any extension thereof) applicable to the Acquisition under the Japanese Anti-Monopoly Law shall have been terminated or shall have expired. Any consents, approvals and filings under any foreign Antitrust Law of any country, the absence of which would prohibit the consummation of the Acquisition or would be reasonably likely to have a Company Material Adverse Effect, shall have been obtained or made; provided, however, that prior to asserting this condition, subject to Section 6.03, the applicable party shall have used its commercially reasonable efforts to obtain or make such consents, approvals and filings.

            (c) No Injunctions or Restraints. No temporary judgment issued by any court of competent jurisdiction or other law preventing the consummation of the Acquisition shall be in effect; provided, however, that prior to asserting this condition, subject to Section 6.03, the applicable party shall have used its commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such judgment that may be entered.

            (d) Merger Agreement. The Company, Acquisition Sub and Mercury shall have consummated the transactions contemplated by the Merger Agreement without the amendment, modification or waiver in any material respect of any material term or condition thereof.

            (e) Other Stock Purchase Agreements. The transactions contemplated by each of the Other Stock Purchase Agreements shall have been consummated without the amendment, modification or waiver in any material respect of any material term or condition thereof.

            (f) Stockholders Agreement. The Stockholders Agreement shall have become effective and remain in full force and effect.

            (g) Japanese Regulatory. Any waiting periods (and any extensions thereof) applicable to the Acquisition under the FEL, SEL and JCL shall have been terminated or shall have expired.

            (h) Financing. The Company and Acquisition Sub shall have obtained the proceeds contemplated by the Financing or the Alternative Financing (as defined in the Merger Agreement) and the proceeds of the Equity Commitment; provided, however, that prior to asserting this condition, the applicable party shall have complied in all material respects with its respective obligations under Section 6.11 of the Merger Agreement.

            (i) Approval for Listing. The Shares shall have been approved for listing on the TSE and the next business day following the Closing shall be listed thereon; provided, however, that prior to asserting this condition, subject to Section 6.03, the applicable party shall have used its commercially reasonable efforts to obtain such approval and listing.

            (j) Appointment of Directors. The persons designated as directors in accordance with Section 2(e) of the Stockholders Agreement shall have been elected to the Company Board.

                  SECTION 7.02. Conditions to Obligations of Purchasers. The obligations of each Purchaser to effect the Acquisition are further subject to the following conditions:

            (a) Representations and Warranties. The representations and warranties of the Company in this Agreement (other than those set forth in Sections 3.01, 3.03 and 3.04) shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct, on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect (it being agreed that for purposes of determining whether such representations and warranties shall be true and correct and applying the foregoing Company Material Adverse Effect qualifier, all such representations and warranties that already are qualified by reference to a Company Material Adverse Effect or other materiality qualifier shall be deemed to be not so qualified). The representations and warranties of the Company set forth in Sections 3.01, 3.03 and 3.04 that are qualified by a Company Material Adverse Effect or other materiality qualifier shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct, or true and correct in all material respects, as applicable, on and as of such earlier date). The Purchasers' Representative shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

            (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Purchasers' Representative shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

            (c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development or state of facts that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect.

                  SECTION 7.03. Condition to Obligation of the Company. The obligation of the Company to effect the Acquisition is further subject to the following conditions:

            (a) Representations and Warranties. The representations and warranties of each Purchaser in this Agreement shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects, on and as of such earlier date) and the Company shall have received a certificate signed on behalf of such Purchaser to such effect.

            (b) Performance of Obligations of Purchasers. Each Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of such Purchaser to such effect.

            (c) Company Lender Consent. The Company Facility Amendments shall have become effective on the terms and conditions contemplated in the Company Consent Letter.

                                  ARTICLE VIII

                        Termination, Amendment and Waiver

                  SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Closing:

            (a) by mutual written consent of the Company and the Purchasers' Representative;

            (b) by either the Company or the Purchasers' Representative:

            (i) if the Acquisition is not consummated on or before March 1, 2007 (the "Outside Date"), unless the failure to consummate the Acquisition is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Acquisition;

            (ii) if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Acquisition and such order, decree, ruling or other action shall have become final and nonappealable;

            (iii) if, upon the votes thereon at the duly held first round of meetings to obtain the Company Stockholder Approval, the Company Stockholder Approval is not validly obtained and, upon the votes thereon at the duly held second round of meetings to obtain the Company Stockholder Approval, the Company Stockholder Approval is not validly obtained; or

            (iv) if the Merger Agreement is terminated in accordance with its terms;

            (c) by the Purchasers' Representative, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in any Transaction Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b), and (B) cannot be or has not been cured by the Outside Date (provided that no Purchaser is then in willful and material breach of any representation, warranty or covenant contained in this Agreement); or

            (d) by the Company, if any Purchaser breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b), and
(ii) cannot be or has not been cured by the Outside Date (provided that the Company is not then in willful and material breach of any representation, warranty or covenant contained in this Agreement).

                  SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or the Purchasers' Representative as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or any Purchaser, other than Section 3.19, Section 4.06, the last sentence of Section 6.02, Section 6.04, this Section 8.02 and Article IX, which provisions shall survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in this Agreement, in which case the aggrieved party shall be entitled to all remedies available at law or in equity.

                  SECTION 8.03. Amendment. This Agreement may not be amended except by an instrument in writing signed by the Company and the Purchasers' Representative on behalf of the Purchasers; provided, however, notwithstanding anything to the contrary in this Agreement, no amendment or change to (i) any representation and warranty in this agreement that is adverse to the Purchasers may be made without the approval of each Purchaser, (ii) the existing liabilities or obligations of any Purchaser under this Agreement that is adverse to such Purchaser may be made without the approval of such Purchaser or (iii) provide any additional benefit or right to (A) Metaldyne Investment Fund I, LLC, Heartland Industrial Partners, L.P., (B) Metaldyne Investment Fund II, LLC, Heartland Industrial Partners, L.P., (C) HIP Side-by-Side Partners, L.P. or (D) RHJI under this Agreement (other than as provided as of the date hereof) may be made without the approval of each Purchaser.

                  SECTION 8.04. Extension; Waiver. At any time prior to the Closing, the Company and the Purchasers' Representative may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, notwithstanding anything to the contrary in this Agreement, no extension or waiver (i) with respect to the existing liabilities or obligations of any Purchaser under this Agreement that is adverse to such Purchaser may be made without the approval of such Purchaser or (ii) that provides any additional benefit or right to (A) Metaldyne Investment Fund I, LLC, Heartland Industrial Partners, L.P., (B) Metaldyne Investment Fund II, LLC, Heartland Industrial Partners, L.P., (C) HIP Side-by-Side Partners, L.P. or (D) RHJI under this Agreement (other than as provided as of the date hereof) may be made without the approval of each Purchaser. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Company or by the Purchasers' Representative on behalf of the Company or Purchasers, as applicable. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                   ARTICLE IX

                               General Provisions

                  SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except for Section 3.03(b) which shall survive the Closing. This Section
      9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing.

                  SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            (a) if to the Purchasers' Representative

                  Heartland Industrial Partners, LP
                  55 Railroad Avenue
                  Greenwich, CT 06830l
                  Fax: (203) 861-2722

                  Attention:Daniel P. Tredwell

                  with a copy to:

                  Ellenoff Grossman & Schole LLP
                  370 Lexington Avenue
                  New York, NY  10017-6503
                  Fax:  (212) 370-7889

                  Attention: Douglas S. Ellenoff, Esq.
                             Martin Bring, Esq.

            (b) if to the Company, to

                  Asahi Tec Corporation
                  547-1 Horinouchi, Kikugawa City,
                  Shizuoka 439-8651, Japan
                  Fax: 81-537-36-4160

                  Attention: Suguru Kimura

                  with a copy to:
                  Anderson Mori & Tomotsune
                  Izumi Garden Tower
                  1-6-1, Roppongi, Minato-ku,
                  Tokyo 106-6036, Japan
                  Fax: (03) 6888-3067

                  Attention: Noritaka Niwano, Esq.

                  with a copy to:
                  RHJ International SA
                  Avenue Louise 326
                  1050 Brussels
                  Belgium
                  Attention: Bob Ewers

                  with a copy to:

                  Cravath, Swaine & Moore LLP
                  Worldwide Plaza
                  825 Eighth Avenue
                  New York, NY 10019

                  Attention: Thomas E. Dunn, Esq.; and

            (c) If to a Purchaser, as set forth on Schedule II.

            The Company promptly shall provide the Purchasers' Representative with a copy of each notice delivered under the Merger Agreement.

                  SECTION 9.03. Definitions. For purposes of this Agreement:

            An "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

            "business day" means any day other than a Saturday or Sunday, on which banks located in Tokyo or New York are not required or authorized by law to remain closed.

            A "material adverse effect" on a party means (a) a material adverse effect on the business, assets, financial condition or results of operations of the party and its subsidiaries, taken as a whole except, in each case, to the extent arising or resulting from, or caused or attributable to, any of the following, individually or taken together: (i) general U.S., Japanese or global economic, political or market conditions to the extent not materially disproportionately affecting the party and its subsidiaries, taken as whole, relative to other automotive industry participants in the party's geographic area, (ii) changes in applicable generally accepted accounting principles or Law, (iii) the public announcement of the Transactions, the consummation of the Transactions or the execution of the Transaction Agreements or (iv) acts of terrorism or war to the extent not materially disproportionately affecting the party and its subsidiaries, taken as whole, relative to other automotive industry participants in the party's geographic area, (b) a material adverse effect on the ability of the party to perform its obligations under this Agreement or the other Transaction Agreements to which it is a party or (c) a material adverse effect on the ability of the party to consummate the Transactions to which it is a party.

            A "person" means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

            A "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person. For the avoidance of doubt, in no event shall Mercury or any subsidiary of Mercury be deemed to be a subsidiary of the Company for any purpose of this Agreement (including after giving effect to the Merger).

            "Transaction Agreements" means this Agreement, the Company Voting Agreement, the Merger Agreement, the Stockholders Agreement and the Other Stock Purchase Agreements and documents delivered in connection with the foregoing.

                  SECTION 9.04. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

                  SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

                  SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

                  SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Transaction Agreements, taken together with the Company Disclosure Letter, (a) constitute the entire agreement, and supersede after the date of this Agreement all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions (other than the Confidentiality Agreement) and (b) are not intended to confer upon any person other than the parties any rights or remedies.

                  SECTION 9.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of Japan are mandatorily applicable to the Acquisition.

                  SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

                  SECTION 9.10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or any Transaction Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions of this Agreement and each other Transaction Agreement in any New York state court, any Federal court located in the State of New York or the State of Delaware or in any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any New York state court, any Federal court located in the State of New York or the State of Delaware or in any Delaware state court, in the event any dispute arises out of this Agreement, any Transaction Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any other Transaction Agreement or any Transaction in any court other than any New York state court, any Federal court sitting in the State of New York or the State of Delaware or any Delaware state court and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any other Transaction Agreement or any other Transaction.

                  SECTION 9.11. Purchasers' Representative. (a) Each Purchaser, by the execution and delivery of this Agreement, hereby consents and agrees to the appointment of Heartland Industrial Partners, L.P. as the Purchasers' representative (the "Purchasers' Representative") for purposes of all matters expressly set forth in this Agreement to be performed by the Purchasers' Representative, including but not limited to the execution and delivery of the Company Voting Agreement, it being understood that the Purchasers' Representative will not have any obligations as Purchasers' Representative from and after the Closing. All decisions of the Purchasers' Representative may be relied upon by any third person, and shall be binding and conclusive upon each Purchaser. Each Purchaser hereby constitutes and appoints the Purchasers' Representative, including any replacement of any such Purchasers' Representative, as attorney-in-fact and agent for such Purchaser with full power of substitution and authority to execute any amendment or waiver of this Agreement and any other document or instrument necessary or advisable in order to carry out the provisions of this Agreement. Purchasers shall, based on the number of Shares allocated to each Purchaser, be responsible for the payment of all fees and expenses as reasonably incurred by the Purchasers' Representative in performing its duties under this Agreement (the "PR Expenses") promptly after the Purchasers' Representative's written request therefor. If a Purchaser shall default in its obligation to timely pay its pro rata portion of the PR Expenses to the Purchasers' Representative (the "Defaulting Purchaser"), such defaulted obligation shall be shared pro rata by all non-defaulting Purchasers, based on the number of Shares allocated to each non-defaulting Purchaser. The Purchasers' Representative may be removed at any time upon the written election of Purchasers (other than the Purchasers' Representative and its affiliates) who hold at least 80% of the aggregate Shares (excluding the Shares held by the Purchasers' Representative and its affiliates); provided that Purchasers elect a replacement Purchasers' Representative and the Company is given prompt written notice of such replacement by the Purchasers' Representative. The Purchasers' Representative may also resign at any time upon thirty days prior written notice to the Company and, promptly following any such resignation, Purchasers agree to use their commercially reasonable efforts to appoint a new Purchasers' Representative by written consent of 80% of the Purchasers. The Purchasers shall severally (based on the number of Shares allocated to each Purchaser) indemnify the Purchasers' Representative and hold the Purchasers' Representative harmless against any and all loss, liability, or expense incurred and arising out of or in connection with the acceptance or administration of the duties of the Purchasers' Representative hereunder (the "Losses"). The provisions of this Section shall survive the termination of this Agreement and the resignation or removal of the Purchasers' Representative for any reason.

                  SECTION 9.12. Agreement and Waiver of Certain Rights. (a) Each Purchaser, by the execution and delivery of this Agreement, hereby waives in relation to the Merger, such Purchaser's rights under Section 262 of the Delaware General Corporation Law ("Section 262") in connection with such Purchaser's Appraisal Shares (as defined in the Merger Agreement) including any rights to demand appraisal of such Purchaser's Appraisal Shares, and hereby consents and agrees, in relation to the Merger, not to exercise any rights under Section 262, including any appraisal rights, with respect to such Purchaser's Appraisal Shares.

            (b) Each Purchaser hereby consents, with respect to the limitations and approval and consent rights set forth in the Shareholders Agreement (the "Mercury Shareholders Agreement") by and among Mascotech, Inc., Masco Corporation, Richard Manoogian, Richard and Jane Manoogian Foundation, the Heartland Entities listed on the signature pages thereto and the HIP Co-Investors listed on the signature pages thereto, dated as of November 28, 2000, to Mercury's participation in the Transactions and the TM Distribution (subject to the payment date of the TM Distribution being on or after the Closing Date and being made conditional on the Closing). Each Purchaser further consents and acknowledges that at the Effective Time the Mercury Shareholders Agreement shall terminate and be of no force and effect.

            (c) Subject to the consummation of the Merger, each Purchaser, by the execution and delivery of this Agreement, (i) hereby acknowledges, consents to and agrees that the TM Distribution (as defined in the Merger Agreement) shall be declared and made without registration under the Securities Act or the Exchange Act of the securities distributed thereby, that the TM Distribution shall be made on the terms set forth in the Merger Agreement (subject to the payment date of the TM Distribution being on or after the Closing Date and being made conditional on the Closing) and that it waives (subject to the foregoing) any remedy of rescission or any other remedies against Mercury or the Company in connection therewith and (ii) hereby consents and agrees to the declaration and consummation of the TM Distribution (subject to the payment date of the TM Distribution being on or after the Closing Date and being made conditional on the Closing).

            IN WITNESS WHEREOF, the Company and the Purchasers have duly executed this Agreement, all as of the date first written above.

                                        ASAHI TEC CORPORATION

                                           By /s/ Akira Nakamura
                                              ----------------------------------
                                              Name: Akira Nakamura
                                              Title: President

                                        HEARTLAND INDUSTRIAL PARTNERS,
                                        L.P., as PURCHASERS' REPRESENTATIVE

                                           By HEARTLAND INDUSTRIAL ASSOCIATES,
                                           L.L.C.
                                           It's General Partner

                                              /s/ Daniel P. Tredwell
                                              ----------------------------------
                                              Name: Daniel P. Tredwell
                                              Title: Managing Member

                                        HEARTLAND INDUSTRIAL PARTNERS,
                                        L.P.

                                           By HEARTLAND INDUSTRIAL ASSOCIATES,
                                           L.L.C.
                                           It's General Partner

                                              /s/ Daniel P. Tredwell
                                              ----------------------------------
                                              Name: Daniel P. Tredwell
                                              Title: Managing Member

                                        METALDYNE INVESTMENT FUND I, LLC

                                           By /s/ Daniel P. Tredwell
                                              ----------------------------------
                                              Name: Daniel P. Tredwell
                                              Title:

                                        HIP SIDE BY SIDE PARTNERS, L.P.

                                           By HEARTLAND INDUSTRIAL ASSOCIATES,
                                           L.L.C.
                                           It's General Partner

                                              /s/ Daniel P. Tredwell
                                              ----------------------------------
                                              Name: Daniel P. Tredwell
                                              Title: Managing Member

                                        METALDYNE INVESTMENT FUND II, LLC

                                           By /s/ Daniel P. Tredwell
                                              ----------------------------------
                                              Name: Daniel P. Tredwell
                                              Title:

                                        CREDIT SUISSE FIRST BOSTON
                                        EQUITY PARTNERS, L.P.

                                           By Hemisphere Private Equity
                                           Partners, Ltd.
                                           It's General Partner

                                              /s/ Kenneth Lohsen
                                              ----------------------------------
                                              Name: Kenneth Lohsen
                                              Title: Attorney-in-Fact

                                        CREDIT SUISSE FIRST BOSTON EQUITY
                                        PARTNERS (BERMUDA), L.P.

                                           By Hemisphere Private Equity
                                           Partners, Ltd.
                                           It's General Partner

                                              /s/ Kenneth Lohsen
                                              ----------------------------------
                                              Name: Kenneth Lohsen
                                              Title: Attorney-in-Fact

                                        CREDIT SUISSE FIRST BOSTON FUND
                                        INVESTMENTS VI HOLDINGS, LLC

                                           By Credit Suisse First Boston Fund
                                           Investments VI, L.P., It's Managing
                                           Member

                                           By Credit Suisse First Boston Fund
                                           Investments VI - Side Partnership,
                                           L.P., It's Managing Member

                                           By Credit Suisse First Boston Fund
                                           Investments VI (Bermuda), L.P., It's
                                           Managing Member

                                           By Merchant Capital, Inc., the
                                           General Partner of the foregoing
                                           entities

                                              /s/ Kenneth Lohsen
                                              ----------------------------------
                                              Name: Kenneth Lohsen
                                              Title: Vice President

                                        CREDIT SUISSE FIRST BOSTON FUND
                                        INVESTMENTS VI-B (BERMUDA), L.P.

                                           By Merchant Capital, Inc.
                                           It's General Partner

                                              /s/ Kenneth Lohsen
                                              ----------------------------------
                                              Name: Kenneth Lohsen
                                              Title: Vice President

                                        CREDIT SUISSE FIRST BOSTON U.S.
                                        EXECUTIVE ADVISORS, L.P.

                                           By Hemisphere Private Equity
                                           Partners, Ltd.
                                           It's General Partner

                                              /s/ Kenneth Lohsen
                                              ----------------------------------
                                              Name: Kenneth Lohsen
                                              Title: Attorney-in-Fact

                                        CREDIT SUISSE FIRST BOSTON EQUITY
                                        PARTNERS (BERMUDA), L.P.

                                           By Hemisphere Private Equity
                                           Partners, Ltd.
                                           It's General Partner


                                              ----------------------------------

                                        MASCO CORPORATION

                                           By
                                              ----------------------------------
                                              Name:
                                              Title:

                                        RICHARD AND JANE MANOOGIAN FOUNDATION

                                           By /s/ Richard A. Manoogian
                                              ----------------------------------
                                              Name: Richard A. Manoogian
                                              Title: President and Treasurer

                                        RICHARD MANOOGIAN

                                           By /s/ Richard A. Manoogian
                                              ----------------------------------
                                              Name: Richard A. Manoogian

                                        WACHOVIA CAPITAL PARTNERS 2000, LLC
                                        (FORMERLY FIRST UNION CAPITAL PARTNERS,
                                        LLC)

                                           By /s/ Stuart M. Chassihiff
                                              ----------------------------------
                                              Name: Stuart M. Chassihiff
                                              Title: Vice President

                                        BANCBOSTON CAPITAL INC.

                                           By /s/  Matthew G. Frazier
                                              ----------------------------------
                                              Name: Richard A. Manoogian
                                              Title: Vice President

                                        METROPOLITAN LIFE INSURANCE COMPANY

                                           By /s/ Christopher Farrington
                                              ----------------------------------
                                              Name: Christopher Farrington
                                              Title: Director

                                        EQUITY ASSET INVESTMENT TRUST

                                           By /s/ Andrew Assarat
                                              ----------------------------------
                                              Name: Andrew Assarat
                                              Title: Attorney-in-Fact

                                        ANNEX HOLDINGS I LP

                                           By Annex Capital Partners LLC,
                                           its General Partner

                                           By /s/  Alexander P. Coleman
                                              ----------------------------------
                                              Name: Alexander P. Coleman
                                              Title: Managing Member

                                        LONG POINT CAPITAL FUND, L.P.

                                           By
                                              ----------------------------------
                                              Name:
                                              Title:

                                        LONG POINT CAPITAL FUND, L.P.

                                           By
                                              ----------------------------------
                                              Name:
                                              Title:

                                        EMA PARTNERS FUND 2000, L.P.

                                           By Credit Suisse (Bermuda) Limited,
                                           its General Partner

                                           By /s/ Kenneth Lohsen
                                              ----------------------------------
                                              Name: Kenneth Lohsen
                                              Title: Vice President

                                        EMA PRIVATE EQUITY FUND 2000, L.P.

                                           By Credit Suisse (Bermuda) Limited,
                                           its General Partner

                                           By /s/ Kenneth Lohsen
                                              ----------------------------------
                                              Name: Kenneth Lohsen
                                              Title: Vice President

                                        75 WALL STREET ASSOCIATES LLC

                                           By Allianz Leben Private Equity Fonds
                                           Plus GmbH

                                           By /s/ Wanching Ang
                                              ----------------------------------
                                              Name: Wanching Ang
                                              Title: Managing Director

                                        GRAHAM PARTNERS INVESTMENTS, L.P.

                                           By GRAHAM PARTNERS GENERAL PARTNER,
                                           L.P., It's General Partner

                                           By GRAHAM PARTNERS INVESTMENTS (GP2),
                                           L.P., Its General Partner

                                           By GRAHAM PARTNERS INVESTMENTS (GP),
                                           LLC, Its General Partner

                                           By /s/ Steven C. Graham
                                              ----------------------------------
                                              Name: Steven C. Graham
                                              Title: Managing Member

                                        GRAHAM PARTNERS INVESTMENTS (A), L.P.

                                           By GRAHAM PARTNERS GENERAL PARTNER,
                                           L.P., It's General Partner

                                           By GRAHAM PARTNERS INVESTMENTS (GP2),
                                           L.P., Its General Partner

                                           By GRAHAM PARTNERS INVESTMENTS (GP),
                                           LLC, Its General Partner

                                           By         /s/ Steven C. Graham
                                           ----------------------------------
                                                   Name:    Steven C. Graham
                                                   Title:   Managing Member

                                        GRAHAM PARTNERS INVESTMENTS (B), L.P.

                                           By GRAHAM PARTNERS GENERAL
                                           PARTNER, L.P., It's General Partner

                                           By GRAHAM PARTNERS INVESTMENTS (GP2),
                                           L.P., Its General Partner

                                           By GRAHAM PARTNERS INVESTMENTS (GP),
                                           LLC, Its General Partner

                                           By /s/ Steven C. Graham
                                              ----------------------------------
                                              Name: Steven C. Graham
                                              Title: Managing Member

                                        PRIVATE EQUITY PORTFOLIO FUND II, LLC.

                                           By /s/ Matthew J. Ahern
                                              ----------------------------------
                                              Name: Matthew J. Ahern
                                              Title: Vice President

                                        CRM 1999 ENTERPRISE FUND, LLC

                                           By /s/ Carlos Leal
                                              ----------------------------------
                                              Name: Carlos Leal
                                              Title: CFO of Managing Member

                                   Exhibit c

                            STOCK PURCHASE AGREEMENT

                           Dated as of August 31, 2006

                                     Between

                              Asahi Tec Corporation

                                       And

                   The Purchasers listed on Schedule I hereto

                                TABLE OF CONTENTS

                                                                            Page

                                    ARTICLE I

                Purchase and Sale of Shares; Dollar/Yen Exchange

SECTION 1.01. Purchase and Sale of the Shares..................................2
SECTION 1.02. Dollar/Yen Exchange..............................................2

                                   ARTICLE II

                                     Closing

SECTION 2.01. Closing..........................................................3
SECTION 2.02. Transactions to Be Effected at the Closing.......................3

                                   ARTICLE III

                  Representations and Warranties of the Company

SECTION 3.01. Organization, Standing and Power.................................4
SECTION 3.02. Company Subsidiaries; Equity Interests...........................4
SECTION 3.03. Capital Structure; the Shares....................................4
SECTION 3.04. Authority; Execution and Delivery; Enforceability................6
SECTION 3.05. No Conflicts; Consents...........................................7
SECTION 3.06. SEL Documents; Undisclosed Liabilities...........................9
SECTION 3.07. Information Supplied............................................10
SECTION 3.08. Absence of Certain Changes or Events............................10
SECTION 3.09. Taxes...........................................................12
SECTION 3.10. Absence of Changes in Benefit Plans.............................13
SECTION 3.11. Benefit Plans...................................................14
SECTION 3.12. Litigation......................................................17
SECTION 3.13. Compliance with Applicable Laws.................................18
SECTION 3.14. Environmental Matters...........................................18
SECTION 3.15. Intellectual Property...........................................20
SECTION 3.16. Contracts; Debt Instruments.....................................20
SECTION 3.17. Title to Real Properties........................................21
SECTION 3.18. Customers and Suppliers.........................................21
SECTION 3.19. Brokers; Schedule of Fees and Expenses..........................22
SECTION 3.20. Financing.......................................................22

                                  ARTICLE IV

                Representations and Warranties of the Purchaser

SECTION 4.01. Organization, Standing and Power................................23
SECTION 4.02. Accredited Investor; Private Offering...........................23
SECTION 4.03. Authority; Execution and Delivery; Enforceability...............23
SECTION 4.04. No Conflicts; Consents..........................................24
SECTION 4.05. Information Supplied............................................25
SECTION 4.06. Brokers.........................................................25

                                    ARTICLE V

                    Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business.............................................25
SECTION 5.02. No Solicitation.................................................27

                                   ARTICLE VI

                              Additional Agreements

SECTION 6.01. Preparation of Information Statement............................28
SECTION 6.02. Access to Information; Confidentiality..........................29
SECTION 6.03. Commercially Reasonable Efforts; Notification...................30
SECTION 6.04. Fees and Expenses...............................................31
SECTION 6.05. Public Announcements............................................31
SECTION 6.06. Transfer Taxes..................................................32

                                   ARTICLE VII

                              Conditions Precedent

SECTION 7.01. Conditions to Each Party's Obligation To Effect The Acquisition.32
SECTION 7.02. Conditions to Obligations of the Purchaser......................33
SECTION 7.03. Condition to Obligation of the Company..........................34

                                  ARTICLE VIII

                        Termination, Amendment and Waiver

SECTION 8.01. Termination.....................................................35
SECTION 8.02. Effect of Termination...........................................36
SECTION 8.03. Amendment.......................................................36
SECTION 8.04. Extension; Waiver...............................................36

                                  ARTICLE IX

                              General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties...................37
SECTION 9.02. Notices.........................................................37
SECTION 9.03. Definitions.....................................................38
SECTION 9.04. Interpretation..................................................39
SECTION 9.05. Severability....................................................39
SECTION 9.06. Counterparts....................................................40
SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries..................40
SECTION 9.08. Governing Law...................................................40
SECTION 9.09. Assignment......................................................40
SECTION 9.10. Enforcement.....................................................40
SECTION 9.11. Agreement and Waiver of Certain Rights..........................41

                      STOCK PURCHASE AGREEMENT dated as of
           August 31, 2006, between Asahi Tec Corporation, a Japanese corporation (the "Company") and the persons named on
               Schedule I hereto (collectively, the "Purchaser").

            WHEREAS the Purchaser desires to subscribe for and purchase from the Company, and the Company desires to issue and sell to the Purchaser, 13,594,150 newly issued shares of common stock of the Company (the "Shares");

            WHEREAS simultaneously with the execution and delivery of this Agreement and as a condition to the parties' willingness to enter into this Agreement, the Company, Argon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Acquisition Sub"), and Metaldyne Corporation, a Delaware corporation ("Mercury"), have entered into an agreement and plan of merger dated as of the date of this Agreement (the "Merger Agreement"), whereby Acquisition Sub will be merged with and into Mercury, with Mercury as the surviving corporation, and Mercury will become a wholly-owned subsidiary of the Company (the "Merger");

            WHEREAS simultaneously with the execution and delivery of this Agreement and as a condition to the Purchaser's willingness to enter into this Agreement, RHJ International S.A. ("RHJI") has executed and delivered to the Purchasers' Representative (as defined in the Company Stock Purchase Agreement) a voting agreement (the "Company Voting Agreement") dated as of the date of this Agreement in the form attached hereto as Exhibit A;

            WHEREAS simultaneously with the execution and delivery of this Agreement and as a condition to the Purchaser's willingness to enter into this Agreement, RHJI and the Purchasers (as defined in the Company Stock Purchase Agreement) have entered into an agreement in the form attached hereto as Exhibit B (the "Stockholders Agreement") dated as of the date of this Agreement, to be effective as of the Closing, whereby the Purchasers and RHJI agree to certain matters with respect to the Company;

            WHEREAS simultaneously with the execution and delivery of this Agreement and as a condition to the Purchaser's willingness to enter into this Agreement, the Company and each of the holders of (i) the Series A Mercury Preferred Stock and (ii) the Series A-1 Mercury Preferred Stock (together, the "Mercury Preferred Stock") have entered into an agreement (each, an "Other Stock Purchase Agreement") dated as of the date of this Agreement whereby holders of the Mercury Preferred Stock shall acquire for cash newly issued shares of convertible preferred stock of the Company (the "Company Class C Preferred Stock") using the Merger Consideration (as defined in the Merger Agreement) received by such holders as consideration for such preferred stock (each, together with the transactions contemplated by the Company Stock Purchase Agreement, an "Other Stock Acquisition");

            WHEREAS the Company and the Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the Acquisition (as defined in Section 1.01) and also to prescribe various conditions to the Acquisition;

            NOW, THEREFORE, the parties hereto agree as follows:

                                    ARTICLE I

                Purchase and Sale of Shares; Dollar/Yen Exchange

                  SECTION 1.01. Purchase and Sale of the Shares. (a) On the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 2.01), the Company shall issue, sell, transfer and deliver to the Purchaser, and the Purchaser shall subscribe for and purchase from the Company, 13,594,150 Shares (allocated among the Purchaser as set forth on Schedule I) for a purchase price per share equal to (Y)206 (the "Purchase Price"), payable in Japanese yen as set forth below in Section 2.02. The issuance, purchase and sale of the Shares is referred to in this Agreement as the "Acquisition". The Acquisition and the other transactions contemplated by this Agreement and the other Transaction Agreements are referred to in this Agreement collectively as the "Transactions".

            (b) If there is an adjustment to the aggregate amount of the Merger Consideration (as defined in Merger Agreement) pursuant to Section 2.01(c)(ii) of the Merger Agreement, then the total number of Shares shall be adjusted appropriately to reflect the reduction in the Merger Consideration received by the Purchaser. In no event shall (i) the Purchase Price be affected, (ii) the Purchaser be allocated a number of whole Shares resulting in the Purchaser owing an aggregate Purchase Price under Section 1.01(a) greater than the aggregate PCS Common Merger Consideration (as defined in the Merger Agreement) to which the Purchaser is entitled under the Merger Agreement and (iii) the Purchaser be entitled to purchase fractional Shares.

                  SECTION 1.02. Dollar/Yen Exchange. On the terms and subject to the conditions of this Agreement, the Purchaser agrees that, in lieu of being paid the Merger Consideration (as defined in the Merger Agreement) to which it is entitled under the Merger Agreement in U.S. dollars, it will accept such Merger Consideration converted into Japanese yen at an exchange rate of (Y)117.205 per U.S. dollar (the "Exchange Rate"). Prior to the Effective Time (as defined in the Merger Agreement), the Company shall deposit with the PCS Paying Agent (as defined in the Merger Agreement) the aggregate amount of the Merger Consideration, in yen determined at the Exchange Rate, due to the Purchaser under the Merger Agreement.

                                   ARTICLE II

                                     Closing

                  SECTION 2.01. Closing. The closing (the "Closing") of the Acquisition shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at the same time during Tokyo business hours that the Merger closing occurs, on the second business day following the satisfaction (or, to the extent permitted, waiver by all parties) of the conditions set forth in Section 7.01, or, if on such day any condition set forth in Section 7.02 or 7.03 has not been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefits thereof), as soon as practicable after all the conditions set forth in Article VII have been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between the Company and the Purchaser. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date".

                  SECTION 2.02. Transactions to Be Effected at the Closing. (a) As soon as commercially practicable after the Closing, the Company shall deliver to the Purchaser certificates representing the Purchaser's Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps, if any, affixed; and

            (b) At the Closing, the Purchaser shall deliver to the PCS Paying Agent the Certificate or Certificates (as defined in the Merger Agreement) representing the shares of common stock of Mercury held of record by the Purchaser, in accordance with the Merger Agreement and the instructions provided in the letter of transmittal provided to the Purchaser by the PCS Paying Agent (or a duly executed undertaking as required by the letter of transmittal if the Purchaser no longer holds physical certificates), and, upon such delivery, shall instruct the PCS Paying Agent to deliver, from the Merger Consideration represented by such Certificate or Certificates, to the Company payment, to a bank account designated in writing by the Company (such designation to be made at least two business days prior to the Closing Date), of immediately available funds in an amount of Japanese yen equal to the Purchase Price multiplied by the number of Shares allocated to the Purchaser as set forth on Schedule I.

                                  ARTICLE III

                  Representations and Warranties of the Company

            The Company represents and warrants to the Purchaser that, except as set forth in the letter, dated as of the date of this Agreement, from the Company to the Purchaser (the "Company Disclosure Letter"):

                  SECTION 3.01. Organization, Standing and Power. Each of the Company and each of its subsidiaries, including such entities organized under the laws of non-Japanese jurisdictions (the "Company Subsidiaries"), is duly organized, validly existing and in good standing (where such concept is applicable) under the laws of the jurisdiction in which it is organized and has full corporate power and authority, except, in the case of the Company Subsidiaries that are not Significant Company Subsidiaries (as defined below), where the failure to be duly organized, validly existing and in good standing, individually or in the aggregate, has not had and would not be reasonably likely to have a material adverse effect on the Company (a "Company Material Adverse Effect"). The Company and each Company Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or their ownership or leasing of its properties make such qualification necessary or the failure to so qualify has had or would be reasonably likely to have a Company Material Adverse Effect. The Company has made available to the Purchaser true and complete copies of the articles of incorporation of the Company, as amended to the date of this Agreement (as so amended, the "Company Charter").

                  SECTION 3.02. Company Subsidiaries; Equity Interests. (a)
      Section 3.02(a) of the Company Disclosure Letter lists each Significant Company Subsidiary (as defined below) and its jurisdiction of organization. All the outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable and are, as of the date of this Agreement, owned by the Company, by one or more Company Subsidiaries or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, rights of first refusal, options, restrictions (other than restrictions imposed under applicable Law), leases, licenses, easements, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). The Company has made available to the Purchaser true and complete copies of the articles of incorporation and by-laws, or comparable charter and organizational documents, of each Significant Subsidiary, in each case amended through the date of this Agreement. For purposes of this Agreement, a "Significant Company Subsidiary" means any subsidiary of the Company that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X of the United States Securities and Exchange Commission (the "U.S. SEC").

            (b) Except for its interests in the Company Subsidiaries, the Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest with a fair market value in excess of U.S. $1 million in any person.

                  SECTION 3.03. Capital Structure; the Shares. (a) The authorized number of shares of each class of capital stock of the Company consists of 358,412,200 shares of Company common stock ("Company Common Stock"), 28,572,000 shares of Company Preferred Class A Stock ("Company Class A Preferred Stock") and 80,000,000 shares of Company Preferred Class B Stock ("Company Class B Preferred Stock" and, together with the Company Class A Preferred Stock, the "Company Preferred Stock" and, together with the Company Common Stock, the "Company Capital Stock"). The total authorized number of shares of Capital Stock of the Company is 397,510,516 shares. As of the date of this Agreement, (i) 60,300,081 shares of Company Common Stock and 28,572,000 shares of Company Class A Preferred Stock and 10,526,316 shares of Company Class B Preferred Stock were issued and outstanding, (ii) 84,779 shares of Company Common Stock were held by the Company in its treasury and (iii) 5,305,558 shares of Company Common Stock were subject to outstanding options to purchase Company Common Stock ("Company Stock Options"). Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. As of the date of this Agreement, there were outstanding Company Stock Options to purchase 2,429,558 shares of Company Common Stock with exercise prices on a per share basis lower than (Y)220 and the weighted average exercise price of such Company Stock Options was equal to (Y)204.8 per share. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Closing will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Japanese Corporation Law ("JCL"), the Company Charter or any Contract (as defined in Section 3.05) to which the Company is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote ("Voting Company Debt"). Except as set forth above and except for the Equity Commitment (as defined below), there are not any options, warrants, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or of any Company Subsidiary or any Voting Company Debt, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Company Common Stock. There are not any outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary.

            (b) With respect to the Purchaser, assuming the Purchaser has the requisite power and authority to be the lawful owner of the Shares set forth on
Schedule I hereto opposite the name of the Purchaser, upon payment of the Purchase Price by the Purchaser at the Closing, such Shares will be duly authorized, validly issued, fully paid and non-assessable, and, subject to the terms of the Stockholders Agreement, free and clear of any Liens, other than those arising from acts of the Purchaser or its affiliates, and free and clear of any restrictive or other legend. Other than this Agreement and the Stockholders Agreement, such Shares will not be subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Shares. Upon issuance of the Shares, (i) the Shares will have been duly registered under the requirements of the SEL, (ii) an application for the listing thereof will have been duly filed with the TSE and (iii) subject to the terms of the Stockholders Agreement and to TSE reporting requirements, the Shares may be transferred by the Purchaser without the requirement of further registration thereof under the requirements of the SEL or the TSE, other than as a result of acts of the Purchaser.

            (c) As of the date of this Agreement, the TSE (as defined in Section 3.05(b)) has acknowledged the Transactions, has indicated (orally or in writing) to the Company (or its representatives) that the consummation of the Transactions will not result in a proceeding by the TSE to delist the Company Common Stock from the TSE and the Company has not been notified (and none of the directors of the Company has been notified) that the TSE has commenced or intends to commence a proceeding to delist the Shares from the TSE as a result of the Transactions.

                  SECTION 3.04. Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Agreements to which it is a party and to consummate the Transactions to which it is a party. The execution and delivery by the Company of this Agreement and each of the Transaction Agreements to which it is a party and the consummation by the Company of the Transactions to which it is a party have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the issuance of the Company Class C Preferred Stock, to receipt of the Company Stockholder Approval (as defined below). The Company has duly executed and delivered this Agreement, and each Transaction Agreement to which it is a party and this Agreement and each Transaction Agreement to which it is a party, assuming the due authorization, execution and delivery thereof by the other parties hereto and thereto, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

            (b) The board of directors of the Company (the "Company Board"), at a meeting duly called and held duly and unanimously adopted resolutions (i) approving this Agreement and the other Transaction Agreements, the Acquisition and the other Transactions, (ii) determining that the terms of the Acquisition and the other Transactions are fair to and in the best interests of the stockholders of the Company, (iii) approving the amendment of the Company Charter to authorize the Company Class C Preferred Stock (the "Company Charter Amendment") and (iv) recommending that the Company's stockholders approve the Company Charter Amendment.

            (c) The only vote of holders of any class or series of Company Capital Stock necessary to consummate the Acquisition and other Transactions is
(A) the approval of the Company Charter Amendment (i) by the two-thirds affirmative vote of the total number of votes held by the stockholders present at the Company Common Stock stockholders meeting, (ii) by the two-thirds affirmative vote of the total number of votes held by the stockholders present at the Company Class A Preferred Stock stockholders meeting, (iii) by the two-thirds affirmative vote of the total number of votes held by the stockholders present at the Company Class B Preferred Stock stockholders meeting, and (iv) by the two-thirds affirmative vote of the total number of votes held by the stockholders present at the general stockholders meeting of the Company, (B) the approval of the delegation of authority to the Company Board to determine the terms of the issuance of the Company Class C Preferred Stock upon favorable terms by the two-thirds affirmative vote of the total number of votes held by the stockholders present at the general stockholders meeting of the Company and (C) the approval of the delegation of authority to the Company Board to determine the terms of the issuance of Company Stock Options upon favorable terms by the two-thirds affirmative vote of the total number of votes held by the stockholders present at the general stockholders meeting of the Company, which, in the case of each of (A), (B) and (C), may and will be effected at the Company Stockholder Meetings (as defined in Section 6.01(b)) (the "Company Stockholder Approval"). The affirmative vote of the holders of Company Capital Stock, or any of them, is not necessary to approve any Transaction Agreement or consummate any Transaction other than the Company Charter Amendment and the matters referred to in this Section 3.04(c).

                  SECTION 3.05. No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement and each Transaction Agreement to which it is a party do not and the consummation of the Acquisition and the other Transactions to which it is a party and compliance with and performance of the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter or the comparable charter or organizational documents of any Significant Company Subsidiary, (ii) subject to effectiveness of the Company Facility Amendments (as defined in Section 3.20) as contemplated by the Company

      Consent Letter (as defined in Section 3.20), any material contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a "Contract") to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any material judgment, order or decree ("Judgment") or statute, law (including common law), ordinance, rule or regulation ("Law") applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect (excluding for purposes of this Section 3.05(a) and the application of Section 7.02(a) hereto, clause (a)(iii) of the definition "material adverse effect").

            (b) No consent, approval, license, permit, order or authorization ("Consent") of, or registration, declaration or filing with, or permit from, any national, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity") is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or any Transaction Agreement to which it is a party and the consummation of the Transactions to which it is a party, other than (i) compliance with and filings under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) Japanese Anti-Monopoly Law (Law No. 54 of 1947, as amended) (the "Japanese Anti-Monopoly Law"), (C) other Antitrust Laws (as defined in
Section 6.03(c)), (D) the Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended) (the "FEL"), (E) the rules and regulations of the Tokyo Stock Exchange ("TSE"), (F) the JCL and (G) the Japanese Commercial Registration Law (Law No. 125 of 1963, as amended) (the "CRL"), (ii) the filing with the U.S. SEC of (A) an information statement with respect to the Merger (such information statement, including all information required to be included therein by Rule 13e-3 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as such information statement is amended from time to time, the "U.S. Information Statement") and (B) such reports under
Section 13 of the Exchange Act as may be required in connection with this Agreement, the other Transaction Agreements, the Merger and the other Transactions, (iii) the filing with the Kanto Local Finance Bureau or any other local finance bureau (collectively, the "Bureau") of such registration, reports and other information (such registration, reports and other information, as amended from time to time, the "Information Statement") as may be required under the Japanese Securities and Exchange Law (Law No. 25 of 1948, as amended) (the "SEL") in connection with this Agreement, the other Transaction Agreements, the Acquisition and the other Transactions, (iv) the filing of a certificate of merger in connection with the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (v) compliance with and such filings as may be required under applicable Environmental Laws (as defined in Section 3.14), (vi) such filings as may be required in connection with the Taxes described in Section 6.06, (vii) filings under any applicable state takeover Law and (viii) such other items (A) required solely by reason of the participation of the Purchaser (as opposed to any third party) in the Transactions or (B) that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect (excluding for purposes of this Section 3.05(b) and the application of Section 7.02(a) hereto, clause (a)(iii) of the definition "material adverse effect").

                  SECTION 3.06. SEL Documents; Undisclosed Liabilities. (a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the Bureau, since March 31, 2006, pursuant to the regulations of the SEL (the "Company SEL Documents").

            (b) As of its respective date, each Company SEL Document complied in all material respects with the requirements of the SEL, as the case may be, and the rules and regulations under the SEL applicable to such Company SEL Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEL Documents comply as of their respective dates as to form in all material respects with applicable accounting requirements and the published rules and regulations under the SEL with respect thereto, have been prepared in accordance with Japanese generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments and lack of footnote disclosure as permitted under the SEL.

            (c) Except as set forth in the most recent audited consolidated balance sheet of the Company (including the notes thereto) included in the Filed Company SEL Documents (as defined in Section 3.08), and except for liabilities and obligations incurred in the ordinary course of business since the date of such balance sheet, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto that, individually or in the aggregate, would be reasonably likely to have a Company Material Adverse Effect.

            (d) The effectiveness of any additional disclosure requirement or applicable accounting rule, consensus or pronouncement that has been formally proposed or adopted by the FSA (as defined in Section 6.01), any Japanese financial accounting standards board or any similar body but that is not yet in effect, is not reasonably likely to lead to any material change in the Company's disclosures as set forth in the Filed Company SEL Documents.

            (e) None of the Company Subsidiaries is, or has at any time since March 31, 2006, been, subject to (separately from the Company) the reporting requirements under the SEL.

                  SECTION 3.07. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Information Statement or any other document required to be filed by the Company with the Bureau relating to the Transactions, including the Acquisition (the "Company Disclosure Documents") will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company Disclosure Documents will comply as to form in all material respects with the requirements of the SEL and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein or omitted therefrom based on information supplied by the Purchaser in writing for inclusion or incorporation by reference therein.

                  SECTION 3.08. Absence of Certain Changes or Events. (a) From the date of the most recent audited financial statements included in the Company SEL Documents filed and publicly available prior to the date of this Agreement (the "Filed Company SEL Documents") to the date of this Agreement, the Company has conducted its business only in the ordinary course, and during such period there has not been:

                  (i) any event, change, effect, development or state of facts that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect;

                  (ii) any declaration, setting aside, allotment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Common Stock or any repurchase for value by the Company of any Company Common Stock;

                  (iii) any split, combination or reclassification of any
            Company Common Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Common Stock;

                  (iv) (A) any grant by the Company or any Company Subsidiary to any current director or officer of the Company or to any other employee or independent contractor of the Company or any Company Subsidiary reasonably likely to earn annual base compensation and bonuses in 2006 of $200,000 or more (any such current director or officer of the Company or other employee or independent contractor, a "Covered Participant") of any loan or any increase in any type of compensation, benefits, perquisites or bonus or award opportunity, except for grants of normal cash bonus opportunities, normal increases of cash compensation and increases in fringe or other benefits that are not material, in each case in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Filed Company SEL Documents, (B) any grant by the Company or any Company Subsidiary to any Covered Participant of any severance, change in control, termination or similar compensation or benefits or increases therein, or of the right to receive any severance, change in control, termination or similar compensation or benefits or increases therein, except as was required under employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Filed Company SEL Documents, (C) any action by the Company or any Company Subsidiary to fund or in any other way secure the payment of a material amount of compensation or benefits under any Company Benefit Plan (as defined in Section 3.10(a)) or Company Benefit Agreement (as defined in Section 3.10(b)) or (D) any entry by the Company or any Company Subsidiary into, or any amendment of, any Company Benefit Agreement with any Covered Participant;

                  (v) any damage, destruction or loss, whether or not covered by insurance, that, individually or in the aggregate, would be reasonably likely to have a Company Material Adverse Effect;

                  (vi) any change in accounting methods, principles or practices by the Company or any Company Subsidiary materially affecting the consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP or applicable Law;

                  (vii) any material elections with respect to Taxes (as defined in Section 3.09) by the Company or any Company Subsidiary or settlement or compromise by the Company or any Company Subsidiary of any material Tax liability or refund;

                  (viii) any material revaluation by the Company or any Company
            Subsidiary of any of the material assets of the Company or any Company Subsidiary, except insofar as may have been required by applicable Law; or

                  (ix) any action by the Company or any Company Subsidiary
            which, if taken after the date hereof, would constitute a breach of any provisions of Section 5.01(a)(ii), (iv) or (vi) or any authorization, consent or agreement by the Company or any Company Subsidiary to take any of the actions prohibited by the foregoing provisions of Section 5.01(a).

                  SECTION 3.09. Taxes. (a) The Company, and each Company Subsidiary, has duly and timely filed, or has caused to be timely filed on its behalf, all material Tax Returns required to be filed by it. All such Tax Returns were true, correct and complete in all material respects. All material Taxes owed (whether or not shown on any Tax Return) have been timely paid in full. To the Company's knowledge, no claim has been made in writing during the three year period ending on the Closing Date by an authority in a jurisdiction where the Company, or any Company Subsidiary, does not file Tax Returns that the Company, or any Company Subsidiary, is or may be subject to taxation by that jurisdiction. There are no liens with respect to Taxes upon any asset of the Company, or any Company Subsidiary, other than liens for Taxes not yet due and payable.

            (b) The Company, and each Company Subsidiary, has deducted, withheld and timely paid to the appropriate governmental authority all material Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and the Company, and each Company Subsidiary, has complied with all material reporting and record keeping requirements.

            (c) No dispute, audit, investigation, proceeding or claim concerning any material Tax liability of the Company, or any Company Subsidiary, has been raised by a governmental authority in writing, and to the Company's knowledge, no such dispute, audit, investigation, proceeding, or claim is pending or being conducted. The Company has provided or made available to the Purchaser true, correct and complete copies of all material Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by the Company or any Company Subsidiary since January 1, 2001.

            (d) The Company, and each Company Subsidiary, has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency. The Company, and each Company Subsidiary, has not executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force. Section 3.09(d) of the Company Disclosure Letter lists all closing agreements, private letter rulings, technical advice memoranda, binding oral agreements, rulings or advice or similar agreements or rulings relating to Taxes that have been entered into or issued by any governmental authority with or in respect of the Company and each Company Subsidiary since January 1, 2001.

            (e) The Company, and each Company Subsidiary, is not a party to any contractual obligation relating to Tax sharing or Tax allocation, other than customary commercial agreements with vendors, lenders, customers and other third parties (such as tax gross-ups in loan agreements or property tax escalation clauses in real estate leases) entered into in the ordinary course of business. The Company, and each Company Subsidiary, does not have any material liability for the Taxes of any person under any provision of national, local or foreign law, as a transferee or successor or by contract.

            (f) The Company, and each Company Subsidiary, will not be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (a) any "closing agreement" as described in any provision of national, state, local or foreign Income Tax law executed on or prior to the Closing Date, (b) any deferred intercompany gain or excess loss account described in any provision or administrative rule of national, local or foreign law, (c) any installment sale or open transaction disposition made on or prior to the Closing Date, or (d) any prepaid amount received on or prior to the Closing Date.

            (g) For purposes of this Agreement:

            "Tax" or "Taxes" means (i) any and all national, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person's taxes as a transferee or successor or by contract.

            "Tax Return" or "Return" means all national, local and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

                  SECTION 3.10. Absence of Changes in Benefit Plans. (a) From the date of the most recent audited financial statements included in the Filed Company SEL Documents to the date of this Agreement, neither the Company nor any Company Subsidiary has terminated, adopted, amended, modified or agreed to terminate, adopt, amend or modify (or announced an intention to terminate, adopt, amend or modify), in any material respect, any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, equity compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, phantom stock, performance, retirement, thrift, savings, stock bonus, cafeteria, paid time off, perquisite, fringe benefit, vacation, unemployment insurance, severance, change in control, termination, retention, disability, death benefit, hospitalization, medical or other welfare benefit or other employee benefit plan, program, policy or arrangement, whether oral or written, funded or unfunded, sponsored, maintained, contributed to or required to be sponsored, maintained or contributed to by the Company or any Company Subsidiary or any other person or entity that, together with the Company or any Company Subsidiary, is treated as a single employer under any applicable Law (each, a "Commonly Controlled Entity"), in each case providing benefits to any current or former director, officer, employee or independent contractor of the Company or any Company Subsidiary (each, a "Participant") and whether or not subject to Japanese law (all such plans, programs and arrangements, including any such plan, program or arrangement entered into or adopted on or after the date of this Agreement, "Company Benefit Plans") or has made any material change in any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan that is a Company Pension Plan (as defined in Section 3.11(a)), or any material change in the manner in which contributions to any such Company Pension Plan are made or the basis on which such contributions are determined.

            (b) As of the date of this Agreement, there is not any material (i) employment, deferred compensation, severance, change in control, termination, employee benefit, loan, indemnification, retention, equity compensation, bonus, award, consulting or similar agreement between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand, (ii) agreement between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of transactions involving the Company or any Company Subsidiary of the nature contemplated by this Agreement or (iii) trust or insurance Contract or other agreement to fund or otherwise secure payment of any compensation or benefit to be provided to any Participant (all such agreements under clauses (i), (ii) and (iii), collectively, "Company Benefit Agreements").

            (c) To the Company's knowledge, the exercise price of each Company Stock Option is not less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Stock Option.

                  SECTION 3.11. Benefit Plans. (a) Section 3.11(a) of the Company Disclosure Letter contains a complete and correct list of all Company Benefit Plans that are "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), whether or not subject to ERISA (a "Company Pension Plan"), or "employee welfare benefit plans" (as defined in Section 3(1) of ERISA), whether or not subject to ERISA, and all other material Company Benefit Plans. The Company has delivered or made available to the Purchaser complete and correct copies of (i) each such Company Benefit Plan and each material Company Benefit Agreement (or, in the case of any such Company Benefit Plan or material Company Benefit Agreement that is unwritten, a written description thereof), (ii) the two most recent annual reports required to be filed, or such similar reports, statements, information returns or material correspondence required to be filed with or delivered to any Governmental Entity, with respect to each material Company Benefit Plan , (iii) the most recent summary plan description for each material Company Benefit Plan for which a summary plan description is required under applicable Law, and any summary of material modifications prepared for each material Company Benefit Plan, (iv) each trust agreement and group annuity or insurance contract and other documents relating to the funding or payment of benefits under any material Company Benefit Plan, (v) the most recent determination or qualification letter issued by any Governmental Entity for each Company Benefit Plan intended to qualify for favorable Tax treatment for which such a letter has been obtained, as well as a true, correct and complete copy of each pending application therefor, if applicable, and (vi) the two most recent actuarial valuations for each material Company Benefit Plan for which actuarial valuations have been obtained. Section 3.11(a) of the Company Disclosure Letter sets forth the forecasted obligation amount as of December 31, 2005, as determined by GAAP, for each Company Benefit Plan. Proper provision or reserve for the Company Benefit Plans and for all private pension payments reasonably likely to be required to be made by the Company has been made for accounting purposes under GAAP.

            (b) (i) Each Company Benefit Plan has been administered in compliance with its terms, and (ii) each Company Benefit Plan (and the Company and the Company Subsidiaries with respect to such plans) is in compliance with applicable Law and the terms of any applicable collective bargaining agreements, except for such instances of noncompliance with either plan terms or Laws that, individually or in the aggregate, have not had and would not reasonably be likely to have a Company Material Adverse Effect.

            (c) Each Company Benefit Plan required to have been approved by any non-U.S. Governmental Entity (or permitted to have been approved to obtain any beneficial Tax or other status) has been so approved; no such approval has been revoked (nor, to the knowledge of the Company, has revocation been threatened) and no event has occurred since the date of the most recent approval that could reasonably be expected to affect any such approval, except for such failures to approve, revocations of approval and events that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

            (d) None of the Company, any Company Subsidiary, any employee of the Company or any Company Subsidiary, any of the Company Benefit Plans, including the Company Pension Plans and, to the knowledge of the Company, any trusts created under any of the Company Benefit Plans or any trustee, administrator or other fiduciary of any Company Benefit Plan or trust created thereunder and any agent of the foregoing, has engaged in a "prohibited transaction" under applicable Law or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary, any such employee or any of the Company Benefit Plans, or, to the knowledge of the Company, any such trust, trustee, administrator or other fiduciary, to Tax or penalty on prohibited transactions imposed under applicable Law or any other liability for breach of fiduciary duty under any applicable Law, except for such prohibited transactions and other breaches of fiduciary responsibility that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

            (e) With respect to any Company Benefit Plan that is an employee welfare benefit plan, whether or not subject to ERISA, no such Company Benefit Plan provides benefits after termination of employment, except where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or beneficiaries).

            (f) No Participant will be entitled to (i)(A) any severance, separation, change of control, termination, bonus or other additional compensation or benefits, or (B) any acceleration of the time of payment or vesting of any compensation or benefits, including the accelerated vesting of Company Stock Options held by such Participant, or the forgiveness of indebtedness owed by such Participant, in each case as a result of any of the Transactions (alone or in combination with any other event) or in connection with the termination of such Participant's employment on or after the Effective Time or (ii) any compensation or benefits related to or contingent upon, or the value of which will be calculated on the basis of, any of the Transactions (alone or in combination with any other event). The execution and delivery of this Agreement and the consummation of the Transactions (alone or in combination with any other event) and compliance by the Company with the provisions hereof do not and will not require the funding (whether through a grantor trust or otherwise) of any Company Benefit Plan, Company Benefit Agreement or any other employment arrangement and will not limit the Company's ability to amend, modify or terminate any Company Benefit Plan or Company Benefit Agreement.

            (g) Since January 1, 2003, and through the date of this Agreement, neither the Company nor any Company Subsidiary has received notice of, and, to the knowledge of the Company, there are no (i) pending termination proceedings or other suits, claims (except claims for benefits payable in the normal operation of the Company Benefit Plans), actions or proceedings against, or involving or asserting any rights or claims to benefits under, any Company Benefit Plan or Company Benefit Agreement or (ii) pending investigations (other than routine inquiries) by any Governmental Entity with respect to any Company Benefit Plan or Company Benefit Agreement, except for such proceedings, suits, claims, actions and investigations that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

            (h) Neither the Company nor any Company Subsidiary has any liability or obligations, including under or on account of a Company Benefit Plan or Company Benefit Agreement, arising out of the hiring of persons to provide services to the Company or any Company Subsidiary and treating such persons as consultants or independent contractors and not as employees of the Company or any Company Subsidiary, except for any such liability and obligations that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

            (i) None of the employees of the Company or any Company Subsidiary is a member of, represented by or otherwise subject to any (i) labor union, works council or similar organization or (ii) collective bargaining agreement, industry-wide collective bargaining agreement or any similar collective agreement, in each case with respect to such employee's employment by the Company or any Company Subsidiary, and the Company and the Company Subsidiaries do not have any obligation (including to inform or consult with any such employees or their representatives in respect of the Transactions) with respect to any such organization or agreement. Each of the Company and the Company Subsidiaries is in compliance with all applicable Laws and orders with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, immigration, visa, work status, pay equity and workers compensation, and is not engaged in any unfair labor practice, except for such failures to comply and unfair labor practices that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. There is no unfair labor practice charge or complaint against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened before the competent Labor Standards Supervision Office ("Roudou Kijun Kantoku Sho"), the competent Committee on Labor Affairs ("Roudou I-inkai") or any comparable Governmental Entity that has had or would be reasonably likely to have a Company Material Adverse Effect. Since December 31, 2003, there has been no, and there currently is no, labor strike, material dispute, request for representation, union organization attempt, slowdown or stoppage actually pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. No grievance or arbitration proceeding arising out of a collective bargaining agreement is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary that has had or would be reasonably likely to have a Company Material Adverse Effect.

                  SECTION 3.12. Litigation. (a) As of the date of this Agreement, there is no claim, demand, suit, action or proceeding pending or, to the knowledge of the Company, threatened in writing against or affecting the Company or any Company Subsidiary that involves an amount in controversy in excess of $1.0 million, seeks material injunctive relief or would be reasonably likely to have a Company Material Adverse Effect, if resolved in accordance with the plaintiff's demands.

            (b) There is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary nor is there any judgment outstanding against the Company or any Company Subsidiary that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect.

                  SECTION 3.13. Compliance with Applicable Laws. The Company and the Company Subsidiaries and their relevant personnel and operations are in compliance with all applicable Laws, including those relating to occupational health and safety except for any such failure to be in compliance as, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written communication during the past two years from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance with any applicable Law except for such failure to be in compliance as, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have in effect all permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, "Permits"), necessary for them to own, lease or operate their properties and assets and to carry on their businesses as now conducted, except for such Permits the absence of which, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect and there has occurred no violation of, default (with or without the lapse of time or the giving of notice, or both) under, or event giving to others any right of termination, amendment or cancelation of, with or without notice or lapse of time or both, any such Permit, except for such violations, defaults or events that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. This Section 3.13 does not relate to matters with respect to Taxes, which are the subject of Section 3.09 or to Environmental Permits or Environmental Laws, which are the subject of Section 3.14.

                  SECTION 3.14. Environmental Matters. Except for such matters that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect:

            (a) The Company and each of the Company Subsidiaries are in compliance with all Environmental Laws (as defined below).

            (b) Since July 31, 2003, neither the Company nor any of the Company Subsidiaries has received any written communication that alleges that the Company or any of its subsidiaries is in violation of or has liability under any Environmental Law or written request for information pursuant to any Environmental Law.

            (c) (i) The Company and each of the Company Subsidiaries have obtained and are in compliance with all Permits pursuant to Environmental Law (collectively "Environmental Permits") necessary for their operations as presently conducted and (ii) all such Environmental Permits are valid and in good standing.

            (d) There are no Environmental Claims pending or, to the knowledge of the Company, threatened in writing, against the Company or any of the Company Subsidiaries.

            (e) Neither the Company nor any of the Company Subsidiaries has entered into or agreed to, or is otherwise subject to, any Judgment relating to any Environmental Law or to the investigation or remediation of Hazardous Materials (as defined below).

            (f) There has been no treatment, storage or Release (as defined below) of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries or against any person whose liabilities the Company or any of the Company Subsidiaries has retained or assumed either contractually or by operation of law.

            (g) None of the Company, the Company Subsidiaries or any Person whose liabilities the Company or any of the Company Subsidiaries has, or may have, retained or assumed, either contractually or by operation of law, has manufactured, sold or distributed any products containing asbestos in any form.

            (h) (i) neither the Company nor any of the Company Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations that would be reasonably likely to form the basis of any Environmental Claim (as defined below) against the Company or any of the Company Subsidiaries, and (ii) to the knowledge of the Company, no Environmental Claims are pending against any Person whose liabilities the Company or any of the Company Subsidiaries has, or may have, retained or assumed, either contractually or by operation of law.

            (i) Definitions. As used in this Agreement:

                  (1) "Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, demands, directives, claims, liens, Judgments, investigations, proceedings or written notices of noncompliance, violation or potential responsibility alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (x) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (y) the failure to comply with any Environmental Law;

                  (2) "Environmental Laws" means all applicable national, local and foreign laws, rules, regulations, Judgments, legally binding agreements, standards prescribed by Governmental Entities or Environmental Permits issued, promulgated or entered into by or with any Governmental Entity, relating to pollution or protection or restoration of natural resources or the environment (including ambient air, indoor air, surface water, groundwater, land surface or subsurface strata), endangered or threatened species or human health (to the extent relating to exposure to Hazardous Materials);

                  (3) "Hazardous Materials" means any contaminant, pollutant, waste or other substance which is defined as hazardous or toxic under Environmental Laws, or the release or presence of which is regulated under any Environmental Law; and

                  (4) "Release" means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, indoor air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

                  SECTION 3.15. Intellectual Property. The Company or one of the Company Subsidiaries owns, or is validly licensed or otherwise has the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, domain names and other proprietary intellectual property rights and computer programs (collectively, "Intellectual Property Rights") used in the conduct of the business of the Company and the Company Subsidiaries, except where the failure to own, be validly licensed or have the right to use such Intellectual Property Rights, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect. No claims are pending or, to the knowledge of the Company, threatened in writing that the Company or any Company Subsidiary is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right, except for any such claims that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. To the knowledge of the Company, no person is infringing the rights of the Company or any Company Subsidiary with respect to any Intellectual Property Right, except for such infringements that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

                  SECTION 3.16. Contracts. (a) None of the Company, any of the Company Subsidiaries or, to the knowledge of the Company, any other party to any Company Material Contract is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract, to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not resulted and would not be reasonably likely to result in a Company Material Adverse Effect. A

      "Company Material Contract" means any contract to which the Company or any Company Subsidiary is a party that provides for payment or series of payments or performance by a party thereto having an aggregate value exceeding 100 million Japanese yen or equivalent amount of foreign currency therewith per year.

            (b) All Company Material Contracts are valid, binding and in full force and effect and are enforceable by the Company or the applicable Company Subsidiary in accordance with their terms, except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. None of the Company and the Company Subsidiaries has received any written notice of the intention of any party to terminate any Company Material Contract. Complete and correct copies of all Company Material Contracts, together with all material modifications and amendments thereto, have been made available to the Purchaser (either as an exhibit to a Filed SEL Document or otherwise).

                  SECTION 3.17. Title to Real Properties. (a) Each of the Company and each Company Subsidiary has good and marketable title to, or valid leasehold interests in, all its real properties free and clear of all Liens, except for such defects in title, easements, restrictive covenants and similar encumbrances or impediments that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

            (b) Except where the failure to comply, the failure to be in full force and effect or the default has not had and would not be reasonably likely to have a Company Material Adverse Effect, each of the Company and each Company Subsidiary has complied in all respects with the terms of all leases to which it is a party and under which it is in occupancy, all such leases are in full force and effect and no extant notice of default has been given by either party to such leases, and no event has occurred, which with the giving of notice or the passage of time or both would constitute a default under any of such leases.

                  SECTION 3.18. Customers and Suppliers. (a) Since January 1, 2005, there has been no adverse change in the relationship of the Company with any customer of the Company or any Company Subsidiary with annual sales of $15 million or more or any of the 15 largest suppliers to the Company or any Company Subsidiary by annual sales volume (excluding utilities), except for such change that, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect.

            (b) To the Knowledge of the Company, there is no material dispute with any customer with annual sales of $15 million or more in connection with any product sold by the Company or any Company Subsidiary to any such customer that has given rise or would be reasonably likely to give rise to a material liability or cost, except for such dispute that, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect.

                  SECTION 3.19. Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other person, other than Deutsche Bank Securities Inc. and RHJI, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Acquisition and the other Transactions based upon arrangements made by or on behalf of the Company.

                  SECTION 3.20. Financing. (a) The Company has received and accepted (1) a commitment letter dated August 31, 2006 (the "Commitment Letter"), from the lenders party thereto (collectively, the "Lenders") relating to the commitment of the Lenders to provide the debt financing required by Mercury and its subsidiaries to effect the Refinancing (as defined below) and to pay related fees and expenses of the Transactions,
      (2) a commitment letter dated August 28, 2006 (the "Company Commitment Letter"), from Aozora Bank, Ltd., ("Aozora")relating to the commitment of Aozora to provide the bridge financing (the "Bridge Financing") required by the Company, the Purchasers and the holders of Mercury common stock and holders of Mercury preferred stock to consummate the Merger, the Acquisition and the Other Stock Acquisitions, (3) the commitment letter dated August 29, 2006, from Aozora, on behalf of the lenders (the "Company Lenders") under the Company's existing credit facility (the "Company Consent Letter") to enter into a consent agreement confirming the approval by the Company Lenders of certain amendments to the Company's existing credit facility required thereunder by the Company in connection with the Transactions and Refinancing (as defined below) (the "Company Facility Amendments") and (4) a commitment letter dated August 31, 2006 (the "Equity Commitment" and, together with the Commitment Letter, the Company Commitment Letter and the Company Consent Letter, the "Commitments"), between RHJI, and the Company relating to the agreement of RHJI to provide the equity financing to the Company as specified therein (the "RHJI equity financing"). The Company has provided or made available to the Purchasers' Representative a true, correct and complete copy of each of the Commitments. The financing contemplated by the Commitment Letter, the Company Consent Letter and the Company Commitment Letter is referred to herein as the "Financing."

            (b) Subject to its terms and conditions, the Financing and RHJI equity financing, when funded in accordance with the applicable terms and conditions of the Commitment Letter, Company Commitment Letter, Company Consent Letter and Equity Commitment, will provide Acquisition Sub with funds at the Effective Time sufficient to (i) consummate the Merger, (ii) finance the Consent Solicitations (as defined in the Merger Agreement), (iii) refinance the existing indebtedness of Mercury and its subsidiaries described in the Commitment Letter (the "Refinancing"), (iv) provide the Bridge Financing and (v) pay related fees and expenses of the Transactions.

                                   ARTICLE IV

                 Representations and Warranties of the Purchaser

           The Purchaser represents and warrants to the Company that:

                  SECTION 4.01. Organization, Standing and Power. (a) The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full power and authority to conduct its businesses as presently conducted.

                  SECTION 4.02. Accredited Investor; Private Offering. (a) The Purchaser is (i) an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), (ii) a "qualified purchaser" within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act") and (iii) not an "investment company" as defined in Section 3 of the Investment Company Act, and meets at least one category and has indicated all categories applicable to it in each of Sections A, B and C of the Accredited Investor Questionnaire attached hereto as Exhibit C.

            (b) Private Offering. The Company Stock purchased by the Purchaser pursuant to this Agreement is being acquired for investment only and not with a view to any public distribution thereof, and the Purchaser shall not offer to sell or otherwise dispose of such Company Stock so acquired by it in violation of any of the registration requirements of the Securities Act.

                  SECTION 4.03. Authority; Execution and Delivery; Enforceability. The Purchaser has all requisite power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and to consummate the Transactions to which it is a party. The execution and delivery by the Purchaser of this Agreement and each Transaction Agreement to which it is a party and the consummation by it of the Transactions to which it is a party have been duly authorized by all necessary corporate action on the part of the Purchaser. The Purchaser has duly executed and delivered this Agreement and each Transaction Agreement to which it is a party, and this Agreement and each Transaction Agreement to which it is a party, assuming the due authorization, execution and delivery thereof by the other parties thereto constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

                  SECTION 4.04. No Conflicts; Consents. (a) The execution and delivery by the Purchaser of this Agreement and each Transaction Agreement to which it is a party, do not, and the consummation of the Acquisition and the other Transactions to which it is a party and compliance with and performance of the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Purchaser or any of its subsidiaries under, any provision of (i) the charter or organizational documents of the Purchaser or any of the Purchaser's subsidiaries, (ii) any material Contract to which the Purchaser or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any material Judgment or material Law applicable to the Purchaser or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not be reasonably likely to have, a material adverse effect on the Purchaser (with respect to the Purchaser, a "Purchaser Material Adverse Effect") (excluding for purposes of this Section 4.04(a) and the application of Section 7.03(a) hereto, clause (a)(iii) of the definition "material adverse effect").

            (b) No Consent of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by or with respect to the Purchaser or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or any Transaction Agreement to which it is a party or the consummation of the Transactions to which the Purchaser is a party, other than (i) compliance with and filings under (A) the HSR Act, (B) the Japanese Anti-Monopoly Law, (C) other Antitrust Laws, (D) the FEL, (E) the rules and regulations of the TSE, (F) the JCL and (G) the CRL, (ii) the filing with the U.S. SEC of (A) the U.S. Information Statement and (B) such reports under the Exchange Act as may be required in connection with the Merger Agreement and the other Transaction Agreements, the Acquisition and the other Transactions,
(iii) the filing with the Bureau of the Information Statement as may be required under the SEL in connection with this Agreement, the other Transaction Agreements, the Acquisition and the other Transactions, (iv) the filing of a certificate of merger in connection with the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (v) compliance with and such filings as may be required under applicable Environmental Laws, (vi) such filings as may be required in connection with the Taxes described in Section 6.06, (vii) filings under any applicable state takeover Law and (viii) such other items (A) required solely by reason of the participation of the Company (as opposed to any third party) in the Transactions or (B) that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect (excluding for purposes of this Section 4.04(b) and the application of Section 7.03(a) hereto, clause (a)(iii) of the definition "material adverse effect").

                  SECTION 4.05. Information Supplied. None of the information supplied or to be supplied by the Purchaser for inclusion or incorporation by reference in the Information Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                  SECTION 4.06. Brokers. No broker, investment banker, financial advisor or other person, other than Lazard Freres & Co. LLC, the fees and expenses of which will be paid by Mercury, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Acquisition and the other Transactions based upon arrangements made by or on behalf of the Purchaser.

                                    ARTICLE V

                    Covenants Relating to Conduct of Business

                  SECTION 5.01. Conduct of Business. (a) Conduct of Business by the Company. Except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Closing the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Closing, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of the Purchaser:

                  (i) (A) declare, set aside, allot or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

                  (ii) issue, deliver, sell or grant (A) any shares of its
            capital stock, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any "phantom" stock, "phantom" stock rights, stock appreciation rights, restricted stock units or stock-based performance units, other than the issuance of the Company Common Stock and Company Preferred Stock issued in connection with the Transactions (including to RHJI pursuant to the Equity Commitment) and the issuance of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement and in accordance with their present terms;

                  (iii) amend its articles of incorporation, by-laws or other comparable charter or organizational documents, other than the Company Charter Amendment;

                  (iv) acquire or agree to acquire or transfer or agree to
            transfer by merging or consolidating with, or by corporate separation, stock-for-stock exchange, stock transfer, business assignment or receiving assignment of business or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof that would be material to the Company and the Company Subsidiaries, taken as a whole;

                  (v) make any change in accounting methods, principles or
            practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

                  (vi) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, the Bridge Financing and such other long term indebtedness, guarantees, debt securities or other agreements or arrangements that would not be reasonably likely to have a Company Material Adverse Effect;

                  (vii) make or change any material Tax election; or

                  (viii) authorize any of, or commit or agree to take any of, the foregoing actions.

            (b) Advice of Changes. The Company shall promptly advise the Purchaser orally and in writing of any change or event that has or could be reasonably likely to have a Company Material Adverse Effect.

            (c) Periodic Reports. In connection with the continuing operation of the business of the Company and the Company Subsidiaries between the date of this Agreement and the Closing and to the extent permitted by Antitrust Laws (as defined in Section 6.02(c)), the Company shall use commercially reasonable efforts to report in good faith on a regular basis to the representatives of the Purchaser to report material operational developments and the general status of ongoing operations pursuant to procedures reasonably requested in writing by the Purchaser; provided that the consultation required by this Section 5.01(d) shall be conducted in a manner so as not to disrupt in any material respect the business of the Company and the Company Subsidiaries; provided further that the Company and the Company Subsidiaries shall not report to the Purchaser or its representatives any non-public information related to output, pricing or any other competitively-sensitive matter. The Purchaser acknowledges that it shall not have any approval rights under this Section 5.01(c). The Company acknowledges that any such reports shall not constitute a waiver by the Purchaser of any rights it may have under this Agreement and that the Purchaser shall not have any liability or responsibility for any actions of the Company, any Company Subsidiary or any of their respective directors or officers with respect to matters that are the subject of such reports. All information exchanged pursuant to this Section 5.01(c) shall be subject to the Confidentiality Agreement (as defined in Section 6.02). For the avoidance of doubt, the Company shall not be required to provide any information pursuant to this Section 5.01(c) to the extent such information is not required to be provided pursuant to Section 6.02.

                  SECTION 5.02. No Solicitation. (a) Prior to the Closing Date, the Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative (each, a "Representative" and collectively, "Representatives") of, the Company or any Company Subsidiary to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Company Takeover Proposal (as defined in Section 5.02(e)), (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative or affiliate of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 5.02(a) by the Company. The Company shall, and shall cause its Representatives to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, a Company Takeover Proposal.

            (b) Prior to the Closing Date, the Company promptly shall advise the Purchaser orally and in writing of any Company Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Company Takeover Proposal and the identity of the person making any such Company Takeover Proposal or inquiry including any change to the material details of any such Company Takeover Proposal or inquiry. The Company shall (i) keep the Purchaser fully informed of the status including any change to the material details of any such Company Takeover Proposal or inquiry and (ii) provide to the Purchaser as soon as practicable after receipt or delivery thereof with copies of all material correspondence and other written material sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to any third party in connection with any Company Takeover Proposal.

            (c) Nothing contained in this Section 5.02 shall prohibit the Company from making any required disclosure to the Company's stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable Law.

            (d) For purposes of this Agreement:

            "Company Takeover Proposal" means (i) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company, (ii) any proposal for the issuance by the Company of over 20% of its equity securities as consideration for the assets or securities of another person or (iii) any proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities or consolidated total assets of the Company, in each case other than the Transactions and the Equity Commitment and Financing.

                                   ARTICLE VI

                              Additional Agreements

                  SECTION 6.01. Preparation of Information Statement. (a) The Company shall, as soon as practicable following the date of this Agreement, prepare and file with the Bureau the Information Statement to be provided to the Company's stockholders in preliminary form, and each of the Company and the Purchaser shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the Bureau, or its upper body, the Finance Services Agency (the "FSA") with respect thereto. The Company shall notify the Purchaser promptly of the receipt of any comments from the Bureau, the FSA or their staff and of any request by the Bureau or the FSA or their staff for amendments or supplements to the Information Statement or on any other Company Disclosure Document or for additional information and shall supply the Purchaser with copies of all correspondence between the Company or any of its representatives, on the one hand, and the Bureau, the FSA or their staff, on the other hand, with respect to the Information Statement or any other Company Disclosure Document. If at any time prior to receipt of the Company Stockholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Information Statement, the Company shall promptly prepare and mail to its stockholders such an amendment or supplement. The Company shall not mail any Information Statement, or any amendment or supplement thereto, to which the Purchaser reasonably objects. The Company shall use its commercially reasonable efforts to cause the Information Statement to be mailed to the Company's stockholders as promptly as practicable after filing with the Bureau. Notwithstanding the foregoing, prior to filing or mailing the Information Statement or any other Company Disclosure Document (or any amendment or supplement thereto) or responding to any comments of the Bureau and the FSA with respect thereto, the Company (i) shall provide the Purchaser an opportunity to review and comment on such document or response and (ii) shall include in such document or response all reasonable comments proposed by the Purchaser.

            (b) Special Stockholder Meetings. The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold (i) a meeting of the Company Common Stock stockholders, (ii) a meeting of the Company Class A Preferred Stock stockholders, (iii) a meeting of the Company Class B Preferred Stock stockholders and (iv) a general stockholders meeting of the Company (the "Company Stockholders Meetings") for the purpose of
(A) seeking the Company Stockholder Approval and (B) electing as directors to the Company Board the persons designated as such in accordance with Section 2(e) of the Stockholders Agreement. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, except to the extent that the Company Board shall have withdrawn or modified its approval or recommendation of the Company Charter Amendment after the Company Board shall have determined in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with its obligations under applicable Law.

                  SECTION 6.02. Access to Information; Confidentiality. The Company shall, and shall cause each of its subsidiaries to, afford to the Purchaser and to the Purchaser's officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Closing (as long as such access is not unreasonably disruptive to the business of the Company or its subsidiaries) to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its subsidiaries to, furnish promptly to the Purchaser (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Japanese securities laws and (b) all other information concerning its business, properties and personnel as the Purchaser may reasonably request; provided, however, that either party may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third party, (ii) such portions of documents or information relating to output, pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by such party's counsel, would reasonably be expected to raise antitrust concerns for such party (or any of its affiliates) or (iii) such portions of documents or information that would reasonably be expected to jeopardize any attorney-client privilege or contravene any Law or fiduciary duty (provided that each party shall in good faith seek and implement a reasonable alternative to provide Purchaser's counsel with access to such document or information. All information exchanged pursuant to this Section 6.02 shall be subject to the terms of the confidentiality agreement dated September 29, 2005, between RHJI and Mercury (the "Confidentiality Agreement") as if the Purchaser was a party thereto with the same obligations thereunder as Mercury.

                  SECTION 6.03. Commercially Reasonable Efforts; Notification.
      (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Acquisition and the other Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or any other Transaction Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Transaction Agreements. Nothing in this Agreement shall be deemed to require any party to waive any substantial rights or agree to any substantial limitation on its operations or to dispose of any significant asset or collection of assets. Notwithstanding the foregoing, the Company and its Representatives shall not be prohibited under this Section 6.03(a) from taking any action permitted by Section 5.02(b). Subject to applicable Law relating to the exchange of information, the Company and the Purchaser and their respective counsel shall have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with, or written materials submitted to, any Governmental Entity in connection with the Acquisition and the other Transactions. The Company and the Purchaser shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Acquisition or the other Transactions.

            (b) Prior to Closing, the Company shall give prompt notice to the Purchaser, and the Purchaser shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement or any Transaction Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall be deemed to be a waiver or cure of any such breach or failure to comply or affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or the Transaction Agreements.

            (c) Nothing in Section 6.03(a) shall require the Purchaser to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of the Company's assets or limits on the Company's freedom of action with respect to any of its businesses, or to commit or agree to any of the foregoing, and nothing in
Section 6.03(a) shall authorize the Company to commit or agree to any of the foregoing, to obtain any consents, approvals, permits or authorizations to remove any impediments to the Acquisition relating to the HSR Act, any Japanese competition Law or other antitrust, competition or premerger notification, trade regulation law, regulation or order ("Antitrust Laws") or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to Antitrust Laws.

            (d) Nothing in this Section 6.03 shall require the Purchaser to (i) consent to any action or omission by the Company that would be inconsistent with
Section 5.01 absent such consent or (ii) agree to amend or waive any provision of this Agreement.

                  SECTION 6.04. Fees and Expenses. All fees and expenses incurred in connection with the Acquisition and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Acquisition is consummated.

                  SECTION 6.05. Public Announcements. The Purchaser, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Acquisition and the other Transactions and neither the Purchaser nor the Company shall issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

                  SECTION 6.06. Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) ("Transfer Taxes") incurred in connection with the Acquisition shall be paid by the Company, and the Purchaser shall reasonably cooperate with the Company in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

                                   ARTICLE VII

                              Conditions Precedent

                  SECTION 7.01. Conditions to Each Party's Obligation To Effect The Acquisition. The respective obligation of each party to effect the Acquisition is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

            (a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

            (b) Antitrust. Any waiting period (and any extension thereof) applicable to the Acquisition under the Japanese Anti-Monopoly Law shall have been terminated or shall have expired. Any consents, approvals and filings under any foreign Antitrust Law of any country, the absence of which would prohibit the consummation of the Acquisition or would be reasonably likely to have a Company Material Adverse Effect, shall have been obtained or made; provided, however, that prior to asserting this condition, subject to Section 6.03, the applicable party shall have used its commercially reasonable efforts to obtain or make such consents, approvals and filings.

            (c) No Injunctions or Restraints. No temporary judgment issued by any court of competent jurisdiction or other law preventing the consummation of the Acquisition shall be in effect; provided, however, that prior to asserting this condition, subject to Section 6.03, the applicable party shall have used its commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such judgment that may be entered.

            (d) Merger Agreement. The Company, Acquisition Sub and Mercury shall have consummated the transactions contemplated by the Merger Agreement without the amendment, modification or waiver in any material respect of any material term or condition thereof.

            (e) Other Stock Purchase Agreements. The transactions contemplated by each of the Other Stock Purchase Agreements shall have been consummated without the amendment, modification or waiver in any material respect of any material term or condition thereof.

            (f) Stockholders Agreement. The Stockholders Agreement shall have become effective and remain in full force and effect.

            (g) Japanese Regulatory. Any waiting periods (and any extensions thereof) applicable to the Acquisition under the FEL, SEL and JCL shall have been terminated or shall have expired.

            (h) Financing. The Company and Acquisition Sub shall have obtained the proceeds contemplated by the Financing or the Alternative Financing (as defined in the Merger Agreement) and the proceeds of the Equity Commitment; provided, however, that prior to asserting this condition, the applicable party shall have complied in all material respects with its respective obligations under Section 6.11 of the Merger Agreement.

            (i) Approval for Listing. The Shares shall have been approved for listing on the TSE and the next business day following the Closing shall be listed thereon; provided, however, that prior to asserting this condition, subject to Section 6.03, the applicable party shall have used its commercially reasonable efforts to obtain such approval and listing.

            (j) Company Stock Purchase Agreement. The transactions contemplated by the Company Stock Purchase Agreement shall have been consummated without the amendment, modification or waiver in any material respect of any material term or condition thereof.

            (k) Appointment of Directors. The persons designated as directors in accordance with Section 2(e) of the Stockholders Agreement shall have been elected to the Company Board.

                  SECTION 7.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to effect the Acquisition are further subject to the following conditions:

            (a) Representations and Warranties. The representations and warranties of the Company in this Agreement (other than those set forth in Sections 3.01, 3.03 and 3.04) shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct, on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect (it being agreed that for purposes of determining whether such representations and warranties shall be true and correct and applying the foregoing Company Material Adverse Effect qualifier, all such representations and warranties that already are qualified by reference to a Company Material Adverse Effect or other materiality qualifier shall be deemed to be not so qualified). The representations and warranties of the Company set forth in Sections 3.01, 3.03 and 3.04 that are qualified by a Company Material Adverse Effect or other materiality qualifier shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct, or true and correct in all material respects, as applicable, on and as of such earlier date). The Purchaser shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

            (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Purchaser shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

            (c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development or state of facts that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect.

                  SECTION 7.03. Condition to Obligation of the Company. The obligation of the Company to effect the Acquisition is further subject to the following conditions:

            (a) Representations and Warranties. The representations and warranties of the Purchaser in this Agreement shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects, on and as of such earlier date) and the Company shall have received a certificate signed on behalf of the Purchaser to such effect.

            (b) Performance of Obligations of Purchaser. The Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of the Purchaser to such effect.

            (c) Company Lender Consent. The Company Facility Amendments shall have become effective on the terms and conditions contemplated in the Company Consent Letter.

                                  ARTICLE VIII

                        Termination, Amendment and Waiver

                  SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Closing:

            (a) by mutual written consent of the Company and the Purchaser;

            (b) by either the Company or the Purchaser:

                  (i) if the Acquisition is not consummated on or before March
            1, 2007 (the "Outside Date"), unless the failure to consummate the Acquisition is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Acquisition;

                  (ii) if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Acquisition and such order, decree, ruling or other action shall have become final and nonappealable;

                  (iii) if, upon the votes thereon at the duly held first round of meetings to obtain the Company Stockholder Approval, the Company Stockholder Approval is not validly obtained and, upon the votes thereon at the duly held second round of meetings to obtain the Company Stockholder Approval, the Company Stockholder Approval is not validly obtained; or

                  (iv) if the Merger Agreement is terminated in accordance with its terms;

            (c) by the Purchaser, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in any Transaction Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b), and (B) cannot be or has not been cured by the Outside Date (provided that the Purchaser is not then in willful and material breach of any representation, warranty or covenant contained in this Agreement); or

            (d) by the Company, if the Purchaser breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b), and
(ii) cannot be or has not been cured by the Outside Date (provided that the Company is not then in willful and material breach of any representation, warranty or covenant contained in this Agreement).

                  SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or the Purchaser as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or the Purchaser, other than Section 3.19, Section 4.06, the last sentence of Section 6.02, Section 6.04, this Section 8.02 and Article IX, which provisions shall survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in this Agreement, in which case the aggrieved party shall be entitled to all remedies available at law or in equity.

                  SECTION 8.03. Amendment. This Agreement may not be amended except by an instrument in writing signed by the Company and the Purchaser.

SECTION 8.04. Extension; Waiver. At any time prior to the Closing, the Company and the Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Company or by the Purchaser on behalf of the Company or the Purchaser, as applicable. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

                               General Provisions

                  SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except for Section 3.03(b) which shall survive the Closing. This Section
      9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing.

                  SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            (a) if to the Purchaser, to

                  Heartland Industrial Partners, L.P.
                  55 Railroad Avenue
                  Greenwich, CT 06830l
                  Fax: (203) 861-2722

                  Attention: Daniel P. Tredwell

                  with a copy to:

                  Ellenoff Grossman & Schole LLP
                  370 Lexington Avenue
                  New York, NY 10017-6503
                  Fax: (212) 370-7889

                  Attention: Douglas S. Ellenoff, Esq.
                             Martin Bring, Esq.

            (b) if to the Company, to

                  Asahi Tec Corporation
                  547-1 Horinouchi, Kikugawa City,
                  Shizuoka 439-8651, Japan
                  Fax: 81-537-36-4160

                  Attention:  Suguru Kimura

                  with a copy to:
                  Anderson Mori & Tomotsune

                  Izumi Garden Tower
                  1-6-1, Roppongi, Minato-ku,
                  Tokyo 106-6036, Japan
                  Fax: (03) 6888-3067

                  Attention: Noritaka Niwano, Esq.

                  with a copy to:
                  RHJ International SA
                  Avenue Louise 326
                  1050 Brussels
                  Belgium
                  Attention: Bob Ewers

                  with a copy to:

                  Cravath, Swaine & Moore LLP
                  Worldwide Plaza
                  825 Eighth Avenue
                  New York, NY 10019

                  Attention: Thomas E. Dunn, Esq.; and

            The Company promptly shall provide the Purchaser with a copy of each notice delivered under the Merger Agreement.

                  SECTION 9.03. Definitions. For purposes of this Agreement:

            An "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

            "business day" means any day other than a Saturday or Sunday, on which banks located in Tokyo or New York are not required or authorized by law to remain closed.

            "Company Stock Purchase Agreement" means the stock purchase agreement dated as of the date of this Agreement between Argon, the Purchasers listed on Schedule I thereto and the Purchasers' Representative.

            A "material adverse effect" on a party means (a) a material adverse effect on the business, assets, financial condition or results of operations of the party and its subsidiaries, taken as a whole except, in each case, to the extent arising or resulting from, or caused or attributable to, any of the following, individually or taken together: (i) general U.S., Japanese or global economic, political or market conditions to the extent not materially disproportionately affecting the party and its subsidiaries, taken as whole, relative to other automotive industry participants in the party's geographic area, (ii) changes in applicable generally accepted accounting principles or Law, (iii) the public announcement of the Transactions, the consummation of the Transactions or the execution of the Transaction Agreements or (iv) acts of terrorism or war to the extent not materially disproportionately affecting the party and its subsidiaries, taken as whole, relative to other automotive industry participants in the party's geographic area, (b) a material adverse effect on the ability of the party to perform its obligations under this Agreement or the other Transaction Agreements to which it is a party or (c) a material adverse effect on the ability of the party to consummate the Transactions to which it is a party.

            A "person" means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

            A "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person. For the avoidance of doubt, in no event shall Mercury or any subsidiary of Mercury be deemed to be a subsidiary of the Company for any purpose of this Agreement (including after giving effect to the Merger).

            "Transaction Agreements" means this Agreement, the Company Voting Agreement, the Merger Agreement, the Company Stock Purchase Agreement, the Stockholders Agreement and the Other Stock Purchase Agreements and documents delivered in connection with the foregoing.

                  SECTION 9.04. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

                  SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

                  SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

                  SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Transaction Agreements, taken together with the Company Disclosure Letter, (a) constitute the entire agreement, and supersede after the date of this Agreement all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions (other than the Confidentiality Agreement) and (b) are not intended to confer upon any person other than the parties any rights or remedies.

                  SECTION 9.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of Japan are mandatorily applicable to the Acquisition.

                  SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

                  SECTION 9.10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or any Transaction Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions of this Agreement and each other Transaction Agreement in any New York state court, any Federal court located in the State of New York or the State of Delaware or in any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any New York state court, any Federal court located in the State of New York or the State of Delaware or in any Delaware state court, in the event any dispute arises out of this Agreement, any Transaction Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any other Transaction Agreement or any Transaction in any court other than any New York state court, any Federal court sitting in the State of New York or the State of Delaware or any Delaware state court and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any other Transaction Agreement or any other Transaction.

                  SECTION 9.11. Agreement and Waiver of Certain Rights. (a) The Purchaser, by the execution and delivery of this Agreement, hereby waives in relation to the Merger, its rights under Section 262 of the Delaware General Corporation Law ("Section 262") in connection with its Appraisal Shares (as defined in the Merger Agreement) including any rights to demand appraisal of such Appraisal Shares, and hereby consents and agrees, in relation to the Merger, not to exercise any rights under Section 262, including any appraisal rights, with respect to such Appraisal Shares.

            (b) The Purchaser hereby consents, with respect to the limitations and approval and consent rights set forth in the Shareholders Agreement (the "Mercury Shareholders Agreement") by and among Mascotech, Inc., Masco Corporation, Richard Manoogian, Richard and Jane Manoogian Foundation, the Heartland Entities listed on the signature pages thereto and the HIP Co-Investors listed on the signature pages thereto, dated as of November 28, 2000, to Mercury's participation in the Transactions and the TM Distribution (subject to the payment date of the TM Distribution being on or after the Closing Date and being made conditional on the Closing). The Purchaser further consents and acknowledges that at the Effective Time the Mercury Shareholders Agreement shall terminate and be of no force and effect.

            (c) Subject to the consummation of the Merger, the Purchaser, by the execution and delivery of this Agreement, (i) hereby acknowledges, consents to and agrees that the TM Distribution (as defined in the Merger Agreement) shall be declared and made without registration under the Securities Act or the Exchange Act of the securities distributed thereby, that the TM Distribution shall be made on the terms set forth in the Merger Agreement (subject to the payment date of the TM Distribution being on or after the Closing Date and being made conditional on the Closing) and that it waives (subject to the foregoing) any remedy of rescission or any other remedies against Mercury or the Company in connection therewith and (ii) hereby consents and agrees to the declaration and consummation of the TM Distribution (subject to the payment date of the TM Distribution being on or after the Closing Date and being made conditional on the Closing).

            IN WITNESS WHEREOF, the Company and the Purchaser have duly executed this Agreement, all as of the date first written above.

                                              ASAHI TEC CORPORATION,

                                              by: /s/ Akira Nakamura
                                                  ------------------------------
                                                  Name: Akira Nakamura
                                                  Title: President

                                              METALDYNE INVESTMENT FUND I, LLC,

                                              by: /s/ Daniel P. Tredwell
                                                  ------------------------------
                                                  Name: Daniel P. Tredwell
                                                  Title:

                                              HIP SIDE-BY-SIDE PARTNERS, L.P.,

                                              by: HEARTLAND INDUSTRIAL
                                                  ASSOCIATES, LLC
                                              Its: General Partner

                                              by: /s/ Daniel P. Tredwell
                                                  ------------------------------
                                                  Name: Daniel P. Tredwell
                                                  Title: Managing Member

                                              METALDYNE INVESTMENT FUND II, LLC,

                                              by: /s/ Daniel P. Tredwell
                                                  ------------------------------
                                                  Name: Daniel P. Tredwell
                                                  Title: